SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2021 and 2020

KT Corporation and Subsidiaries

Index

March 31, 2021 and 2020

Page(s)

Report on Review of Interim Financial Statements	1–2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3–4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7–8

Consolidated Interim Statements of Cash Flows	9–10

Notes to the Consolidated Interim Financial Statements	11–60

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2021, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 17, 2021

Seoul, Korea

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(in millions of Korean won)	Notes	March 31, 2021 (Unaudited)		December 31, 2020
Assets
Current assets
Cash and cash equivalents	4	~~W~~	2,753,077	~~W~~	2,634,624
Trade and other receivables, net	4,5		5,154,950		4,902,471
Other financial assets	4,6		1,024,390		1,202,840
Current tax assets			2,075		2,059
Inventories, net	7		591,882		534,636
Current assets held for sale	9		53,662		1,198
Other current assets	8		1,987,095		1,876,352

Total current assets			11,567,131		11,154,180

Non-current assets
Trade and other receivables, net	4,5		1,125,640		1,250,769
Other financial assets	4,6		584,087		544,347
Property and equipment, net	10		13,877,434		14,206,119
Right-of-use assets	17		1,255,127		1,217,179
Investment properties, net	10		1,347,533		1,368,453
Intangible assets, net	10		2,048,726		2,161,258
Investments in associates and joint ventures	11		540,153		557,881
Deferred tax assets			434,589		433,698
Other non-current assets	8		767,232		768,661

Total non-current assets			21,980,521		22,508,365

Total assets		~~W~~	33,547,652	~~W~~	33,662,545

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(in millions of Korean won)	Notes	March 31, 2021 (Unaudited)		December 31, 2020
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	5,969,570	~~W~~	6,210,099
Borrowings	4,13		1,448,951		1,418,114
Other financial liabilities	4, 6		1,709		2,493
Current tax liabilities			332,681		232,225
Provisions	14		158,630		165,990
Deferred income			51,885		60,252
Other current liabilities	8		1,308,085		1,103,299

Total current liabilities			9,271,511		9,192,472

Non-current liabilities
Trade and other payables	4,12		690,443		807,540
Borrowings	4,13		6,275,693		5,898,184
Other financial liabilities	4,6		213,390		260,676
Net defined benefit liabilities	15		424,772		378,087
Provisions	14		89,238		86,202
Deferred income	20		140,013		149,050
Deferred tax liabilities			400,147		429,331
Other non-current liabilities	8		704,534		909,570

Total non-current liabilities			8,938,230		8,918,640

Total liabilities			18,209,741		18,111,112

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		12,113,869		12,155,420
Accumulated other comprehensive income			80,708		86,051
Other components of equity	19		(1,401,706)		(1,234,784)

		13,797,628		14,011,444
Non-controlling interests			1,540,283		1,539,989

Total equity			15,337,911		15,551,433

Total liabilities and equity		~~W~~	33,547,652	~~W~~	33,662,545

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)		2020 (Unaudited)
Operating revenue	20	~~W~~	6,029,426	~~W~~	5,831,716
Operating expenses	21		5,585,271		5,446,886

Operating profit			444,155		384,830
Other income	22		58,620		50,171
Other expenses	22		54,035		58,993
Finance income	23		186,419		241,648
Finance costs	23		172,671		246,401
Share of net profits (losses) of associates and joint ventures	11		5,666		(3,453)

Profit before income tax expense			468,154		367,802
Income tax expense			141,679		140,596

Profit for the period		~~W~~	326,475	~~W~~	227,206

Profit is attributable to:
Owners of the Controlling Company:		~~W~~	302,624	~~W~~	208,935
Non-controlling interest:			23,851		18,271
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,274	~~W~~	852
Diluted earnings per share			1,274		852

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Profit for the period		~~W~~	326,475	~~W~~	227,206

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		3,741		(573)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			(336)		840
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		4,577		(52,003)
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		40,251		95,558
Other comprehensive income from cash flow hedges reclassified to profit or loss			(50,645)		(110,029)
Share of other comprehensive income from associates and joint ventures			(4,466)		(131)
Exchange differences on translation of foreign operations			7,939		2,047

Other comprehensive income for the period, net of tax			1,061		(64,291)

Total comprehensive income for the period		~~W~~	327,536	~~W~~	162,915

Total comprehensive income is attributable to:
Owners of the Controlling Company		~~W~~	300,091	~~W~~	162,980
Non-controlling interests			27,445		(65)

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548
Comprehensive income
Profit for the period			—		—		208,935		—		—		208,935		18,271		227,206
Remeasurements of net defined benefit liabilities	15		—		—		180		—		—		180		(753)		(573)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		840		—		—		840		—		840
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		(161)		—		(161)		30		(131)
Valuation loss on cash flow hedge	6		—		—		—		(14,370)		—		(14,370)		(101)		(14,471)
Loss on valuation of financial instruments at fair value through other comprehensive income			—		—		—		(34,732)		—		(34,732)		(17,271)		(52,003)
Exchange differences on translation of foreign operations			—		—		—		2,288		—		2,288		(241)		2,047

Total comprehensive income for the period			—		—		209,955		(46,975)		—		162,980		(65)		162,915

								—
Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,753)		(40,753)
Change in ownership interest in subsidiaries			—		—		—		—		7,257		7,257		23,986		31,243
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Others			—		—		—		—		1,599		1,599		—		1,599

Subtotal			—		—		(271,456)		—		10,546		(260,910)		(16,767)		(277,677)

Balance at March 31, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,572,279	~~W~~	147,959	~~W~~	(1,159,537)	~~W~~	13,565,458	~~W~~	1,503,328	~~W~~	15,068,786

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		302,624		—		—		302,624		23,851		326,475
Remeasurements of net defined benefit liabilities	15		—		—		3,146		—		—		3,146		595		3,741
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(336)		—		—		(336)		—		(336)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(3,810)		—		(3,810)		(656)		(4,466)
Valuation gain (loss) on cash flow hedge	6		—		—		—		(10,401)		—		(10,401)		7		(10,394)
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		3,141		—		3,141		1,436		4,577
Exchange differences on translation of foreign operations			—		—		—		5,727		—		5,727		2,212		7,939

Total comprehensive income for the period			—		—		305,434		(5,343)		—		300,091		27,445		327,536

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Change in ownership interest in subsidiaries			—		—		—		—		1,388		1,388		(3,389)		(2,001)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Others			—		—		—		—		1,297		1,297		—		1,297

Subtotal			—		—		(346,985)		—		(166,922)		(513,907)		(27,151)		(541,058)

Balance as at March 31, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,113,869	~~W~~	80,708	~~W~~	(1,401,706)	~~W~~	13,797,628	~~W~~	1,540,283	~~W~~	15,337,911

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	1,198,670	~~W~~	952,724
Interest paid			(62,590)		(72,130)
Interest received			66,984		62,969
Dividends received			29,315		3,188
Income tax paid			(69,065)		(24,887)

Net cash inflow from operating activities			1,163,314		921,864

Cash flows from investing activities
Collection of loans			15,126		15,799
Disposal of financial assets at fair value through profit or loss			114,206		139,930
Disposal of financial assets at amortized cost			296,416		67,417
Disposal of assets held-for-sale			—		342
Disposal of investments in associates and joint ventures			5,100		109
Disposal of property, equipment and investment properties			38,244		9,559
Disposal of intangible assets			2,301		2,253
Disposal of right-of-use assets			331		153
Loans granted			(10,055)		(10,367)
Acquisition of financial assets at fair value through profit or loss			(141,323)		(203,072)
Acquisition of financial assets at amortized cost			(101,918)		(122,579)
Acquisition of financial assets at fair value through other comprehensive income			(26,030)		—
Acquisition of investments in associates and joint ventures			(5,600)		(4,305)
Acquisition of property and equipment and investment properties			(928,607)		(894,773)
Acquisition of intangible assets			(341,514)		(373,895)
Acquisition of right-of-use assets			(1,152)		(1,479)
Decrease in cash due to business combination			(445)		—

Net cash outflow from investing activities			(1,084,920)		(1,374,908)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			729,838		199,035
Cash inflow from consolidated capital transactions			—		31,475
Cash inflow from other financing activities			365		614
Repayments of borrowings			(399,192)		(372,841)
Dividends paid			(68)		—
Decrease in finance lease liabilities			(99,820)		(84,608)
Cash outflow from consolidated capital transactions			—		(101)
Acquisition of treasury stock			(192,608)		—

Net cash inflow (outflow) from financing activities			38,515		(226,426)

Effect of exchange rate change on cash and cash equivalents			1,544		632

Net increase (decrease) in cash and cash equivalents			118,453		(678,838)
Cash and cash equivalents
Beginning of the period			2,634,624		2,305,894

End of the period		~~W~~	2,753,077	~~W~~	1,627,056

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 64 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2021, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at March 31, 2021 and December 31, 2020, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2021	December 31, 2020	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.80%	44.80%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.40%	92.40%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.30%	39.30%	December
KT Telecop Co., Ltd.	Security service	Korea	86.80%	86.80%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.10%	67.10%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.30%	67.30%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.30%	77.30%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.00%	100.00%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2021	December 31, 2020	Closing month
KT Strategic Investment Fund No.2	Investment fund	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.00%	100.00%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.00%	100.00%	December
BC Card Co., Ltd.	Credit card business	Korea	69.50%	69.50%	December
VP Inc.	Payment security service for credit card, others	Korea	50.90%	50.90%	December
H&C Network	Call center for financial sectors	Korea	100.00%	100.00%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.00%	100.00%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.20%	58.20%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.50%	64.50%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.50%	95.50%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.00%	90.00%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.00%	100.00%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.20%	36.20%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.00%	100.00%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.40%	98.40%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.30%	50.30%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.60%	92.60%	December
KT Estate Inc.	Residential building development and supply	Korea	100.00%	100.00%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.00%	100.00%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.00%	100.00%	December
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Data center development and related service	Korea	100.00%	100.00%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.00%	100.00%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.00%	44.00%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.00%	100.00%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.00%	80.00%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.00%	100.00%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.60%	88.60%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.00%	100.00%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.20%	31.90%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.40%	30.80%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.00%	100.00%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.00%	100.00%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.00%	100.00%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2021	December 31, 2020	Closing month
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.40%	70.40%	December
Next Connect PFV	Residential building development and supply	Korea	100.00%	100.00%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.00%	51.00%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.00%	51.00%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.00%	100.00%	December
KBTO sp.zo.o.	Electronic communication business	Poland	97.40%	97.20%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.00%	100.00%	December
KT Dutch B.V.	East Telecom management	Netherlands	100.00%	100.00%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.60%	91.00%	December
KT America, Inc.	Foreign investment business	USA	100.00%	100.00%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.90%	99.90%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.00%	100.00%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.00%	100.00%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.00%	100.00%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.90%	99.90%	December
KT Huimangjieum	Manufacturing	Korea	100.00%	100.00%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	68.10%	68.10%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.60%	88.60%	December
Storywiz	Contents and software development and supply	Korea	100.00%	100.00%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.00%	100.00%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.00%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during the three-month period ended March 31, 2021:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KT Studio Genie Co., Ltd.	Newly established
Excluded	Belgium	KT Belgium	Liquidated

Summarized information for consolidated subsidiaries as at March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, is as follows:

(in millions of Korean won)	March 31, 2021
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	118,047	~~W~~	16,476	~~W~~	12,859	~~W~~	716
KT Linkus Co., Ltd.		53,046		50,791		18,319		(2,017)
KT Submarine Co., Ltd.		115,436		13,568		7,309		(288)
KT Telecop Co., Ltd.		335,512		210,486		121,309		239
KT Hitel Co., Ltd.		276,259		78,742		93,763		136
KT Service Bukbu Co., Ltd.		55,921		54,094		53,401		(2,443)
KT Service Nambu Co., Ltd.		57,402		53,287		64,023		(2,608)
BC Card Co., Ltd. [1]		3,298,540		1,998,629		839,512		9,721
H&C Network [1]		260,031		52,950		76,242		(631)
Nasmedia Co., Ltd. [1]		420,490		221,339		27,447		5,303
KTDS Co., Ltd. [1]		146,190		95,991		111,968		3,258
KT M Hows Co., Ltd.		93,842		63,109		13,350		2,344
KT M&S Co., Ltd.		229,954		195,569		158,385		430
GENIE Music Corporation (KT Music Corporation)		252,653		86,359		60,981		3,675
KT MOS Bukbu Co., Ltd.		30,374		23,607		16,523		773
KT MOS Nambu Co., Ltd.		31,586		22,844		15,878		(78)
KT Skylife Co., Ltd. [1]		929,677		183,785		166,946		17,209
KT Estate Inc. [1]		1,690,368		324,062		62,634		2,104
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		11,048		1,533		1,106		181
KT Sat Co., Ltd.		619,879		76,257		41,584		5,424
KT Sports Co., Ltd.		36,288		28,941		7,633		(4,284)
KT Music Contents Fund No.1		4,963		1,507		148		136
KT Music Contents Fund No.2		14,887		84		137		66
KT-Michigan Global Content Fund		10,225		38		17		(21)
Autopion Co., Ltd.		5,059		4,450		828		(327)
KT M Mobile Co., Ltd.		125,040		31,328		43,481		(3,649)
KT Investment Co., Ltd. [1]		100,490		80,321		20,642		(1,763)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	March 31, 2021
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KTCS Corporation [1]	348,204	177,816	203,330	6,815
KTIS Corporation	296,414	123,171	112,250	4,972
Next Connect PFV	451,245	95,419	—	(1,171)
KT Japan Co., Ltd.[1]	1,451	2,558	292	(124)
Korea Telecom China Co., Ltd.	146	15	—	(240)
KT Dutch B.V. [1]	34,924	11,110	6,692	3,204
KT America, Inc.	4,496	60	1,539	61
KT Rwanda Networks Ltd. [2]	118,059	204,803	6,047	(6,946)
KBTO sp.zo.o.	302	59	5	(101)
AOS Ltd. [2]	11,995	3,971	1,627	257
KT Hong Kong Telecommunications Co., Ltd.	6,647	2,752	3,774	141
KT Huimangjieum	3,193	2,333	1,038	(73)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,410	1,195	899	761
Storywiz	20,378	10,141	4,059	(1,299)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	84,192	44,485	37,727	(1,436)
KT Studio Genie Co., Ltd.	24,788	29	—	(151)

(in millions of Korean won)	December 31, 2020				March 31, 2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	119,694	~~W~~	18,833	~~W~~	13,852	~~W~~	1,178
KT Linkus Co., Ltd.		58,372		54,022		21,133		(1,378)
KT Submarine Co., Ltd.		116,813		14,032		18,475		2,535
KT Telecop Co., Ltd.		318,456		193,737		76,786		(1,165)
KT Hitel Co., Ltd.		288,949		92,599		81,754		(5,070)
KT Service Bukbu Co., Ltd.		60,825		56,554		50,194		(1,229)
KT Service Nambu Co., Ltd.		58,182		51,460		59,484		(3,100)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		799,429		27,180
H&C Network [1]		269,651		61,365		78,758		(319)
Nasmedia Co., Ltd. [1]		422,039		221,371		26,224		3,756
KTDS Co., Ltd. [1]		183,297		133,129		98,992		896
KT M Hows Co., Ltd.		104,704		76,315		9,395		1,586
KT M&S Co., Ltd.		231,260		197,306		171,588		(1,626)
GENIE Music Corporation (KT Music Corporation)		250,538		88,488		60,510		1,845
KT MOS Bukbu Co., Ltd.		32,167		26,070		14,768		(995)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	March 31, 2021
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT MOS Nambu Co., Ltd.	33,765	24,947	14,963	(292)
KT Skylife Co., Ltd. [1]	919,476	175,039	167,915	18,311
KT Estate Inc. [1]	1,689,601	325,429	106,707	10,051
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	11,003	1,669	1,070	89
KT Sat Co., Ltd.	630,740	92,791	34,924	(271)
KT Sports Co., Ltd.	26,572	14,940	7,728	(3,632)
KT Music Contents Fund No.1	4,844	1,525	89	54
KT Music Contents Fund No.2	15,021	285	16	(52)
KT-Michigan Global Content Fund	10,382	175	84	38
Autopion Co., Ltd.	4,903	4,961	1,137	(230)
KT M Mobile Co., Ltd.	129,011	27,281	39,886	(385)
KT Investment Co., Ltd. [1]	115,627	93,695	634	47
KTCS Corporation [1]	384,919	215,175	187,599	2,053
KTIS Corporation	294,289	126,894	111,216	5,130
Next Connect PFV	394,268	37,271	8	(159)
KT Japan Co., Ltd.[1]	2,694	2,622	473	29
Korea Telecom China Co., Ltd.	381	21	—	(171)
KT Dutch B.V. [1]	29,585	10,109	7,180	1,831
KT America, Inc.	4,498	125	1,579	70
KT Rwanda Networks Ltd. [2]	114,768	191,781	4,187	(8,141)
KT Belgium	87,608	—	—	(33)
KBTO sp.zo.o.	438	117	127	(1,515)
AOS Ltd. [2]	11,812	3,875	1,294	(292)
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	4,155	322
KT Huimangjieum	3,720	2,787	518	(292)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	64	(7)
Storywiz	21,594	10,065	—	(211)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	80,286	(23,009)

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiary is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the three-month periods ended March 31, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2021.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

- Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 – Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The amendment does not have a significant impact on the financial statements.

- Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Second revision)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Group does not expect that these amendments have a significant impact on financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(2) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for March 31, 2021 reporting periods and have not been early adopted by the Group.

- Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

- Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements

- Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

- Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

•	Korean IFRS 1116 Leases – Lease Incentives

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

- Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements.

- Amendments to Korean IFRS 1116 Lease – Concession on COVID-19—Related rent concessions beyond June 30, 2021

The application of the practical expedient where a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

2.3	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the consolidated annual financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,753,077	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,753,077
Trade and other receivables[1]		4,555,515		—		1,665,812		—		6,221,327
Other financial assets		481,487		810,369		298,663		17,958		1,608,477

1 Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	March 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	6,660,013	~~W~~	—	~~W~~	—	~~W~~	6,660,013
Borrowings		7,724,644		—		—		7,724,644
Other financial liabilities		138,967		5,182		70,950		215,099

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,634,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,634,624
Trade and other receivables[1]		4,976,423		—		1,118,619		—		6,095,042
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,017,639	~~W~~	—	~~W~~	—	~~W~~	7,017,639
Borrowings		7,316,298		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		263,169

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,605,576	~~W~~	(323,835)	~~W~~	(8,056)	~~W~~	3,273,685
Other receivables		1,978,267		(96,849)		(153)		1,881,265

	~~W~~	5,583,843	~~W~~	(420,684)	~~W~~	(8,209)	~~W~~	5,154,950

Non-current assets
Trade receivables	~~W~~	705,366	~~W~~	(4,150)	~~W~~	(26,269)	~~W~~	674,947
Other receivables		567,668		(103,485)		(13,490)		450,693

	~~W~~	1,273,034	~~W~~	(107,635)	~~W~~	(39,759)	~~W~~	1,125,640

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,388,099	~~W~~	(322,992)	~~W~~	(8,977)	~~W~~	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

	~~W~~	5,336,207	~~W~~	(424,611)	~~W~~	(9,125)	~~W~~	4,902,471

Non-current assets
Trade receivables	~~W~~	892,992	~~W~~	(4,323)	~~W~~	(34,716)	~~W~~	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

	~~W~~	1,406,918	~~W~~	(107,308)	~~W~~	(48,841)	~~W~~	1,250,769

Details of other receivables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Loans	~~W~~	110,597	~~W~~	116,082
Receivables [1]		1,724,747		1,699,608
Accrued income		13,044		6,901
Refundable deposits		341,891		350,180
Loans receivable		214,414		150,527
Finance lease receivables		65,549		64,047
Others		62,050		60,416
Less: Provision for impairment		(200,334)		(204,604)

	~~W~~	2,331,958	~~W~~	2,243,157

[1]	As of March 31, 2021, the settlement receivables of BC Card Co., Ltd. of \ 1,041,172 million (December 31, 2020: \ 986,384 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2021.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	481,487	~~W~~	671,068
Financial assets at fair value through profit or loss [1,2]		810,369		809,919
Financial assets at fair value through other comprehensive income [1]		298,663		258,516
Derivatives used for hedging		17,958		7,684
Less: Non-current		(584,087)		(544,347)

Current	~~W~~	1,024,390	~~W~~	1,202,840

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	138,967	~~W~~	132,558
Financial liabilities at fair value through profit or loss		5,182		2,682
Derivatives used for hedging		70,950		127,929
Less: Non-current		(213,390)		(260,676)

Current	~~W~~	1,709	~~W~~	2,493

[1]

As at March 31, 2021, the Group’s other financial assets amounting to ~~W~~ 106,883 million (December 31, 2020: ~~W~~ 104,442 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at March 31, 2021, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to \ 485,655 million (December 31, 2020: ~~W~~ 509,068 million) are included in other financial assets.

Details of financial assets at fair value through profit or loss as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	24,707	~~W~~	46,449
Equity instruments (Unlisted)		76,640		83,017
Debt securities		708,999		680,453
Derivative held for trading		23		—

		810,369		809,919
Less: Non-current		(265,255)		(276,109)

Current	~~W~~	545,114	~~W~~	533,810

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2021.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 5,358 million is provided as collateral.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial assets at fair value through other comprehensive income as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	7,189	~~W~~	6,216
Equity instruments (Unlisted)		285,088		245,730
Debt securities		6,386		6,570

		298,663		258,516
Less: Non-current		(298,663)		(258,516)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	757	~~W~~	—	~~W~~	1,078
Currency swap [2]		17,083		70,193		7,684		126,189
Currency forwards [3]		875		—		—		662

		17,958		70,950		7,684		127,929
Less: Non-current		(15,411)		(70,193)		(2,111)		(126,408)

Current	~~W~~	2,547	~~W~~	757	~~W~~	5,573	~~W~~	1,521

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)
	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	—	~~W~~	(1,744)
Currency swap		89,850		12,493		54,435		152,506		661		132,113
Currency forwards		1,345		—		—		4,520		—		—

	~~W~~	91,195	~~W~~	12,493	~~W~~	54,434	~~W~~	157,026	~~W~~	661	~~W~~	130,369

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 6,158 million for the period ended March 31, 2021 (three-month period ended March 31, 2020: valuation gain of ~~W~~ 2,039 million).

Details of financial liabilities at fair value through profit or loss at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	2,545	~~W~~	45
Consideration for conversion rights		2,637		2,637

	~~W~~	5,182	~~W~~	2,682

The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	35	~~W~~	1	~~W~~	117	~~W~~	24

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

7. Inventories

Inventories as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)
	March 31, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	663,625	~~W~~	(113,891)	~~W~~	549,734	~~W~~	650,856	~~W~~	(133,224)	~~W~~	517,632
Others		42,148		—		42,148		17,004		—		17,004

	~~W~~	705,773	~~W~~	(113,891)	~~W~~	591,882	~~W~~	667,860	~~W~~	(133,224)	~~W~~	534,636

Cost of inventories recognized as expenses for the three-month period ended March 31, 2021, amounts to \ 916,533 million (three-month period ended March 31, 2020: \ 885,084 million) and recovery of valuation loss on inventory amounts to \ 19,333 million for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020: valuation loss of \ 5,122 million).

8. Other Assets and Liabilities

Other assets and liabilities as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	192,712	~~W~~	168,302
Prepaid expenses [1]		173,103		66,578
Contract cost [1]		1,758,996		1,804,948
Contract assets [1]		625,228		586,438
Others		4,288		18,747
Less: Non-current		(767,232)		(768,661)

Current	~~W~~	1,987,095	~~W~~	1,876,352

Other liabilities
Advances received [1]	~~W~~	297,187	~~W~~	328,491
Withholdings		123,591		105,415
Unearned revenue [1]		38,773		29,593
Lease liabilities		1,163,896		1,143,640
Contract liabilities [1]		371,207		384,133
Others		17,965		21,597
Less: Non-current		(704,534)		(909,570)

Current	~~W~~	1,308,085	~~W~~	1,103,299

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

9. Assets Held for Sale

In the prior period, the Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative, with the approval of the Board of Directors and shareholders and classified them as assets held for sale. As at March 31, 2021, the Group is in the process of selling these assets with the approval of general meeting of members.

(in millions of Korean won)	2021
Land	~~W~~	36,676
Building		16,898
Others		88

Total	~~W~~	53,662

The price of sale was expected to exceed the carrying amount of net assts, and as a result, no impairment was recognized for the segment classified as held for sale.

10. Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	14,206,119	~~W~~	13,785,299
Acquisition and capital expenditure		379,520		498,732
Disposal and termination		(25,870)		(14,640)
Depreciation		(647,336)		(639,748)
Transfer from (to) investment property		33,347		(108,377)
Transfer to assets held for sale		(41,185)		—
Others		(27,161)		(23,834)

Ending, net	~~W~~	13,877,434	~~W~~	13,497,432

Details of property and equipment provided as collateral as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,590	~~W~~	15,587	Borrowings	~~W~~	3,072	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,644	~~W~~	15,502	Borrowings	~~W~~	3,072	Industrial Bank of Korea/Korea Development Bank
Others		4,142		249	Deposits		249	K Bank

Changes in investment properties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,368,453	~~W~~	1,387,430
Acquisition		55,026		1,605
Disposal		—		(654)
Depreciation		(11,951)		(18,002)
Transfer from (to) property and equipment		(33,347)		108,377
Transfer to assets held for sale		(11,279)		—
Others		(19,369)		5,220

Ending, net	~~W~~	1,347,533	~~W~~	1,483,976

As at March 31, 2021, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 65,490 million for one year or less, ~~W~~ 92,570 million more than one year and less than five years, ~~W~~ 75,228 million over five years, and ~~W~~ 233,288 million in total.

Details of investment properties provided as collateral as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	775,161	~~W~~	68,894	Deposits	~~W~~	55,578
Land and Buildings		2,840		3,513	Borrowings		2,928

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	790,414	~~W~~	62,968	Deposits	~~W~~	56,247
Land and Buildings		2,861		3,434	Borrowings		2,928

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in intangible assets for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	2,161,258	~~W~~	2,834,037
Acquisition and capital expenditure		33,783		39,744
Disposal and termination		(1,744)		(3,405)
Amortization		(149,164)		(158,686)
Impairment		(105)		—
Others		4,698		4,556

Ending, net	~~W~~	2,048,726	~~W~~	2,716,246

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 222,586 million as at March 31, 2021 (December 31, 2020: ~~W~~ 221,099 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at March 31, 2021, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Others	GENIE Music Corporation (KT Music Corporation) [1]		50,214
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) [1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	KT MOS Bukbu Co., Ltd. and others		15,417

		~~W~~230,085

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) are calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

11. Investments in Associates and Joint Ventures

Details of associates as at March 31, 2021 and December 31, 2020, are as follows:

	Percentage of ownership (%)		Location	Closing month
	March 31, 2021	December 31, 2020
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
K Bank Inc.	34.0%	34.0%	Korea	December 31
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December 31
IGIS Professional investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December 31

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	170,155	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	170,162
KT-IBKC Future Investment Fund 1		16,190		(4,500)		(163)		—		11,527
K Bank Inc.		208,272		—		(4,554)		(278)		203,440
Hyundai Robotics Co., Ltd.		50,936		—		(57)		56		50,935
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		17,786		—		(21)		—		17,765
Others		94,542		5,000		10,430		(23,648)		86,324

	~~W~~	557,881	~~W~~	500	~~W~~	5,642	~~W~~	(23,870)	~~W~~	540,153

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	163,975	~~W~~	—	~~W~~	70	~~W~~	—	~~W~~	164,045
KT-IBKC Future Investment Fund 1		14,100		—		(75)		—		14,025

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		—		(5,304)		70		39,924
Others		44,293		12,630		1,845		(3,195)		55,573

	~~W~~	267,660	~~W~~	12,496	~~W~~	(3,464)	~~W~~	(3,125)	~~W~~	273,567

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of \ 22 million (three-month period ended March 31, 2020: net loss of \ 10 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	510,487	~~W~~	—	~~W~~	—	~~W~~	23
KT-IBKC Future Investment Fund 1		23,055		—		20		(325)
K Bank Inc.		9,413,431		8,937,722		38,804		(12,294)
Hyundai Robotics Co., Ltd.		436,420		134,860		44,655		(572)
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		113,140		62,807		—		(62)

(in millions of Korean won)	December 31, 2020				March 31, 2020
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	510,464	~~W~~	—	~~W~~	—	~~W~~	212
KT-IBKC Future Investment Fund 1		32,379		—		4		(150)
K Bank Inc		4,329,813		3,840,993		18,972		(24,018)
Hyundai Robotics Co., Ltd.		441,505		139,939		—		—
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		116,853		66,459		—		—

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 206 million for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020: loss of ~~W~~ 1,259 million). The accumulated comprehensive loss of associates and joint ventures as at March 31, 2021, which was not recognized by the Group, is ~~W~~ 8,434 million (December 31, 2020: ~~W~~ 8,228 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12.	Trade and Other Payables

Details of trade and other payables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	1,197,063	~~W~~	1,239,717
Other payables		4,772,507		4,970,382

	~~W~~	5,969,570	~~W~~	6,210,099

Non-current liabilities
Trade payables	~~W~~	1,516	~~W~~	1,528
Other payables		688,927		806,012

	~~W~~	690,443	~~W~~	807,540

Details of other payables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Non-trade payables [1]	~~W~~	3,460,237	~~W~~	3,841,227
Accrued expenses		1,016,211		933,978
Operating deposits		786,188		803,904
Others		198,798		197,285
Less: Non-current		(688,927)		(806,012)

Current	~~W~~	4,772,507	~~W~~	4,970,382

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,110,435 million related to credit card transactions are included as at March 31, 2021 (December 31, 2020: ~~W~~ 1,007,171 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

13.	Borrowings

Details of borrowings as at March 31, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2021		December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	113,350	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	453,400	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000	453,400	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000	113,350	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000	164,373	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000	304,090	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,109	JPY 400,000		4,217
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000	396,725	USD 350,000		380,800
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000	238,835	SGD 284,000		233,510
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	453,400	USD 400,000		435,200
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—	380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—	250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184—2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—		190,000
The 184—3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—		100,000
The 186—3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—		110,000
The 186—4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—		100,000
The 187—3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187—4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—	—	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—	70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—	—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—	150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—	220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—	340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—	100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—	50,000	—		50,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			March 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1th Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2th Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3th Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—
The 148th MTN	Jun. 23, 2023	1.513%	—		100,000	—		100,000
The 149-1th MTN	Mar. 08, 2024	1.440%	—		70,000			—
The 149-2th MTN	Mar. 10, 2026	1.756%	—		30,000			—

Subtotal					7,295,032			6,962,470
Less: Current portion					(1,203,978)			(1,228,283)
Discount on bonds					(20,436)			(19,847)

Total				~~W~~	6,070,618		~~W~~	5,714,340

[1]

As at March 31, 2021, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.194% and 0.34% as at March 31, 2021.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	March 31, 2021		December 31, 2020
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,266		2,267
Bond discount issuance					(4,452)		(4,644)

	Subtotal				5,814		5,623
Current portion					—		—

	Total			~~W~~	5,814	~~W~~	5,623

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	March 31, 2021		December 31, 2020
Operational	NongHyup Bank	1.860%~1.870%	~~W~~	103,884	~~W~~	40,189
	Shinhan Bank	3.050%		8,000		22,500
	Shinhan Bank	CD91 + 1.430%		10,000		10,000
	Woori Bank	4.710%		2,070		1,900
	Woori Bank	CD(3M) + 1.900%~1.970%		15,000		—
	Korea Development Bank	3.340%		10,000		10,000
	Industrial Bank of Korea	1.740%		200		200
	Hana Bank	—		—		11,000

			~~W~~	149,154	~~W~~	95,789

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			March 31, 2021			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	2,714	—	~~W~~	2,961
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		6,000
Shinhan Bank	General loans	1.940%	—		5,000	—		5,000
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		29,378	USD 25,918		28,199
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		10,099	USD 8,910		9,694
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		14,736	—		—
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		28,338	USD 25,000		27,200
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
NongHyup Bank	Facility loans	2.000%	—		49	—		54
Korea Development Bank	General loans	3.310%	—		30,000	—		30,000
	General loans	3.020%	—		10,000	—		10,000
Woori Bank	PF loans	2.420%	—		13,294	—		—
	PF loans	2.000%	—		1,170	—		—
Others	Kookmin Bank and others [2]	LIBOR(3M)+1.850%	USD 39,084		44,302	USD 48,855		53,155

Subtotal					295,080			272,263
Less: Current portion					(95,819)			(94,042)

				~~W~~	199,261		~~W~~	178,221

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

[2]	LIBOR(3M) is approximately 0.194% as at March 31, 2021.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at March 31, 2021, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Apr. 1, 2021~ Mar. 31, 2022	~~W~~	1,040,000	~~W~~	164,373	~~W~~	ı 1,204,373	~~W~~	200,671	~~W~~	44,302	~~W~~	244,973	~~W~~	1,449,346
Apr. 1, 2022~ Mar. 31, 2023		490,000		757,490		1,247,490		11,799		72,451		84,250		1,331,740
Apr. 1, 2023~ Mar. 31, 2024		720,000		352,185		1,072,185		103,676		10,100		113,776		1,185,961
Apr. 1, 2024~ Mar. 31, 2025		620,000		400,834		1,020,834		493		—		493		1,021,327
After Apr. 1, 2025		1,738,000		1,020,150		2,758,150		742		—		742		2,758,892

	~~W~~ 4,608,000		~~W~~ 2,695,032		~~W~~ 7,303,032		~~W~~ 317,381		~~W~~ 126,853		~~W~~ 444,234		~~W~~ 7,747,266

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		—		3,535		1,243		4,778
Usage		(2,321)		(282)		(664)		(3,267)
Reversal		—		(278)		(5,557)		(5,835)

Ending balance	~~W~~	74,179	~~W~~	108,742	~~W~~	64,947	~~W~~	247,868

Current	~~W~~	74,179	~~W~~	22,790	~~W~~	61,661	~~W~~	158,630
Non-current		—		85,952		3,286		89,238

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		112		3,505		2,080		5,697
Usage		—		(512)		(864)		(1,376)
Reversal		—		(288)		(950)		(1,238)

Ending balance	~~W~~	64,353	~~W~~	115,994	~~W~~	76,897	~~W~~	257,244

Current	~~W~~	64,241	~~W~~	20,326	~~W~~	73,702	~~W~~	158,269
Non-current		112		95,668		3,195		98,975

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	2,595,682	~~W~~	2,556,712
Fair value of plan assets		(2,174,066)		(2,189,375)

Liabilities	~~W~~	424,772	~~W~~	378,087

Assets	~~W~~	3,156	~~W~~	10,750

Changes in the defined benefit obligations for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,556,712	~~W~~	2,427,351
Current service cost		61,587		60,545
Interest expense		11,111		10,817
Benefits paid		(29,987)		(83,307)
Remeasurements		(3,827)		2,707
Others		86		1,894

Ending	~~W~~	2,595,682	~~W~~	2,420,007

Changes in the fair value of plan assets for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,189,375	~~W~~	2,069,710
Interest income		9,525		9,213
Remeasurements on plan assets		613		1,727
Employer contributions		3,805		1,640
Benefits paid		(30,955)		(73,305)
Others		1,703		(538)

Ending	~~W~~	2,174,066	~~W~~	2,008,447

Amounts recognized in the consolidated statement of profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	61,587	~~W~~	60,545
Net interest cost		1,586		1,604
Account transfers		(3,301)		(3,412)

Total expenses	~~W~~	59,872	~~W~~	58,737

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

16.	Commitments and Contingencies

As at March 31, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,442,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	497,983	15,581
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Loans for working capital	Korea Development Bank and others Shinhan Bank	KRW USD	242,073 34,828	141,511 34,828
Facility loans	Shinhan Bank and others	KRW	144,123	14,513
	Kookmin Bank and others	USD	212,000	39,084
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
	Woori Bank and others	USD	69,054	38,095
Total		KRW	2,517,119	182,939
		USD	315,882	112,007

As at March 31, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	178,518
	Korea Development Bank and others	USD	8,570
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	37,302
Guarantee for payment in Korean currency	Shinhan Bank	KRW	75,750
Refund guarantee for advances received	Korea Development Bank and others	USD	8,536
Comprehensive credit line	KEB Hana Bank and others	KRW USD	36,100 8,700
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee		KRW	119,826
Performance guarantee / warranty guarantee	Korea Software Financial Cooperative and others	KRW	461,506
Guarantee for advance payments/others		KRW	396,151
Warranty guarantee	Seoul Guarantee Insurance	KRW	950
Performance guarantee		KRW	8,392
Guarantees for licensing		KRW	5,393
Guarantees for depositions		KRW	2,879
Merchant business guarantee insurance		KRW	237
Construction fund guarantee insurance		KRW	14,464
Total		KRW	1,300,166
		USD	63,508

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

As at March 31, 2021, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	1,315	Jan. 08, 2025
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	SPP Inc.	Suhyup Bank	3,250	866	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Korea cell Inc.	Suhyup Bank	3,250	815	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	San-ya agricultural association corporation	Suhyup Bank	3,250	823	Feb. 16, 2024
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	700	—	Apr. 17, 2020 ~ Apr. 16, 2021
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	2,418	—

[1]	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.), a subsidiary of the Group is subject to payment, depending on the reimbursement of principal debtor.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2021, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 756 million.

For the three-month period ended March 31, 2021, the Group made agreements with Securitization Specialty Companies (2021: Giga LTE Fifty fifth to Fifty third Securitization Specialty Co., Ltd., 2020: Giga LTE Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreements the Group will receive asset management fees upon liquidation of the securitization specialty company.

As at March 31, 2021, the Group is a defendant in 210 lawsuits with the total claimed amount of ~~W~~ 111,924 million (2020: ~~W~~ 110,409 million). As at March 31, 2021, litigation provisions of ~~W~~ 74,179 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

According to financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restrictions on the provision of additional collateral and disposal of certain assets.

As at March 31, 2021, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2021, the contracted amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 643,517 million (December 31, 2020: ~~W~~ 596,983 million).

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,074,159	~~W~~	1,073,207
Machinery and track facilities		85,373		42,127
Others		95,595		101,845

Total	~~W~~	1,255,127	~~W~~	1,217,179

Investment property (buildings)	~~W~~	2,728	~~W~~	19,456

(in millions of Korean won)	March 31, 2021		December 31, 2020
Lease liabilities[1]
Current	~~W~~	560,336	~~W~~	345,224
Non-current		603,560		798,416

	~~W~~	1,163,896	~~W~~	1,143,640

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

Right-of-use assets related to leases were increased by ~~W~~121,953 million and ~~W~~133,096 million for the periods ended March 31, 2021 and 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

The consolidated statement of profit or loss relating to leases for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	March 31, 2021		March 31, 2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	76,783	~~W~~	72,641
Machinery and track facilities		11,653		16,699
Others		13,882		13,908

	~~W~~	102,318	~~W~~	103,248

Depreciation of investment properties	~~W~~	933	~~W~~	5,638
Interest expense relating to lease liabilities		8,505		11,226
Expenses relating to short-term leases		2,210		2,653
Expenses relating to leases of low-value assets that are not short-term leases		6,035		4,898
Expenses relating to variable lease payments not included in lease liabilities		2,068		1,903

Total cash outflow from leases was ~~W~~ 110,133 million and ~~W~~ 94,062 million during the current quarter and previous quarter, respectively.

18.	Retained Earnings

Details of retained earnings as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,680,258		6,721,809

Total	~~W~~	12,113,869	~~W~~	12,155,420

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Treasury stock	~~W~~	(1,072,328)	~~W~~	(882,224)
Gain or Loss on disposal of treasury stock		2,919		(17,579)
Share-based payments		9,087		5,901
Equity transactions within consolidated entities [1]		(341,384)		(340,882)

Total	~~W~~	(1,401,706)	~~W~~	(1,234,784)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

As at March 31, 2021 and December 31, 2020, the details of treasury stock are as follows:

	March 31, 2021		December 31, 2020
Number of shares		26,870,564		19,269,678
Amount (in millions of Korean won)	~~W~~	1,072,328	~~W~~	882,224

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2021 and 2020:

(in millions of Korean won)	2021		2020
Revenue from contracts with customers	~~W~~	5,984,947	~~W~~	5,780,830
Revenue from other sources		44,479		50,886

Total	~~W~~	6,029,426	~~W~~	5,831,716

Operating revenues for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Services provided	~~W~~	5,159,818	~~W~~	5,032,265
Sales of goods		869,608		799,451

Total	~~W~~	6,029,426	~~W~~	5,831,716

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Contract assets [1]	~~W~~	706,446	~~W~~	672,672

Contract liabilities [1]		401,468		413,707

Deferred revenue [2]		89,368		89,694

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

[1]

The Group recognized contract assets of ~~W~~ 81,218 million and contract liabilities of ~~W~~ 30,261 million for long-term construction contracts as at March 31, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,674,974	~~W~~	1,726,191

Costs of Contract performance		84,023		78,757

The Group recognized ~~W~~ 483,434 million of operating expenses in the current reporting period (2020: ~~W~~ 432,740 million) which relate to contract cost assets.

For the three-month periods ended March 31, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2021		2020
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	87,904	~~W~~	76,259
Deferred revenue of joining/installment fees		12,480		10,591

Total	~~W~~	100,384	~~W~~	86,850

21.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Salaries and wages	~~W~~	1,024,243	~~W~~	1,003,946
Depreciation		650,390		651,292
Depreciation of right-of-use assets		102,318		103,248
Amortization of intangible assets		148,444		157,814
Commissions		249,992		245,688
Interconnection charges		124,473		131,302
International interconnection fees		51,300		44,879
Purchase of inventories		954,446		859,365
Changes of inventories		(57,246)		30,841
Sales commissions		594,595		531,278
Service costs		491,187		454,843
Utilities		88,929		86,618
Taxes and dues		67,666		60,135
Rent		30,702		31,810
Insurance premiums		16,742		18,322
Installation fees		35,875		24,745
Advertising expenses		31,365		26,136
Research and development expenses		40,115		39,951
Card service costs		724,877		682,746
Others		214,858		261,927

Total	~~W~~	5,585,271	~~W~~	5,446,886

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Details of employee benefits for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Short-term employee benefits	~~W~~	944,417	~~W~~	923,380
Post-employment benefits (defined benefits)		59,872		58,737
Post-employment benefits (defined contributions)		15,300		14,795
Share-based payments		1,304		1,599
Others		3,350		5,435

Total	~~W~~	1,024,243	~~W~~	1,003,946

22.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Gain on disposal of property, equipment and investment properties	~~W~~	7,396	~~W~~	7,668
Gain on disposal of intangible assets		916		1,715
Gain on disposal of right-of-use assets		1,828		1,693
Compensation on property and equipment		33,399		28,948
Gain on government subsidies		1,727		4,177
Others		13,354		5,970

Total	~~W~~	58,620	~~W~~	50,171

Other expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Loss on disposal of property, equipment and investment properties	~~W~~	19,871	~~W~~	15,600
Loss on disposal of intangible assets		159		672
Loss on disposal of right-of-use assets		9,644		1,040
Loss on disposal of investments in associates		—		25
Donations		2,890		257
Other allowance for bad debts		6,063		9,064
Others		15,408		32,335

	~~W~~	54,035	~~W~~	58,993

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

23.	Financial Income and Costs

Details of financial income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest income	~~W~~	67,814	~~W~~	68,544
Gain on foreign currency transactions		3,385		6,063
Gain on foreign currency translation		17,424		8,333
Gain on settlement of derivatives		359		356
Gain on valuation of derivatives		91,230		157,143
Others		6,207		1,209

Total	~~W~~	186,419	~~W~~	241,648

Details of financial costs for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest expenses	~~W~~	64,848	~~W~~	70,806
Loss on foreign currency transactions		2,022		4,952
Loss on foreign currency translation		91,148		166,232
Loss on settlement of derivatives		12		14
Loss on valuation of derivatives		12,494		685
Loss on disposal of trade receivables		1,442		2,217
Others		705		1,495

Total	~~W~~	172,671	~~W~~	246,401

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at March 31, 2021, the estimated average annual income tax rate used for the year ending December 31, 2021 is 30.26%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month periods ended March 31, 2021 and 2020, are calculated as follows:

	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	302,624	~~W~~	208,935
Weighted average number of ordinary shares outstanding (in number of shares)		237,538,397		245,241,550
Basic earnings per share (in Korean won)	~~W~~	1,274	~~W~~	852

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2021 and 2020, are calculated as follows:

	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	302,624	~~W~~	208,935
Adjusted net income attributable to ordinary shares (in millions of Korean won)		—		(15)
Diluted profit attributable to ordinary shares (in millions of Korean won)		302,624		208,920
Number of dilutive potential ordinary shares outstanding (in number of shares)		—		—
Weighted average number of ordinary shares outstanding (in number of shares)		237,538,397		245,241,550
Diluted earnings per share (in Korean won)		1,274		852

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

26.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	326,475	~~W~~	227,206
2. Adjustments for:
Income tax expense		141,678		140,596
Interest income [1]		(73,743)		(73,475)
Interest expense [1]		65,495		70,962
Dividend income [2]		(2,009)		(1,344)
Depreciation		659,287		657,750
Amortization of intangible assets		149,164		158,686
Depreciation of right-of-use assets		102,318		103,249
Provisions for severance benefits (defined benefits)		63,173		62,149
Allowance for bad debts		25,553		30,159
Share of net profit or loss of associates and joint ventures		(5,665)		3,453
Loss on disposal of associates and joint ventures		—		25
Loss on disposal of property, equipment and investment properties		12,475		7,932
Loss (gain) on disposal of right-of-use assets		7,816		(653)
Gain on disposal of intangible assets		(757)		(1,043)
Loss on foreign currency translation [3]		73,723		157,816
Gain on valuation of derivatives		(79,083)		(156,800)
Loss on disposal of financial assets at amortized cost		1		1
Gain on disposal of financial assets at fair value through profit or loss		(4,278)		(132)
Loss on valuation of financial assets at fair value [4] through profit or loss		20,245		1,075
Others		37,820		67,731
3. Changes in operating assets and liabilities
Increase in trade receivables		(43,888)		(26,973)
Decrease (Increase) in other receivables		(121,632)		607,929
Increase in other current assets		(121,162)		(35,791)
Increase in other non-current assets		(16,474)		(15,604)
Decrease (increase) in inventories		(14,180)		24,059
Decrease in trade payables		(58,935)		(153,260)
Increase (decrease) in other payables		117,326		(893,099)
Decrease in other current liabilities		(22,445)		(1,722)
Increase (decrease) in other non-current liabilities		(27,945)		4,563
Increase (decrease) in provisions		(2,375)		1,094
Increase in deferred revenue		2,538		1,055
Decrease in plan assets		86,604		71,884
Payment of severance benefits		(98,450)		(86,752)

4. Cash generated from operations (1+2+3)	~~W~~	1,198,670	~~W~~	952,724

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~5,929 million (three-month period ended March 31, 2020: ~~W~~4,931 million) and interest expense of ~~W~~647 million (three-month period ended March 31, 2020: ~~W~~154 million) that are recognized as operating revenue and expense, respectively, for the period ended March 31, 2021.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 457 million (three-month period ended March 31, 2020: ~~W~~688 million) that is recognized as operating revenue for the period ended March 31, 2021.

[3]

BC Card Co., Ltd. and other subsidiaries of the Group recognize gains and losses on foreign currency translation as operating revenue and expenses, respectively, including loss on foreign currency translation of ~~W~~1 million (three-month period ended March 31, 2020: ~~W~~ 83 million) that is recognized as operating revenue for the period ended March 31, 2021.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gains or losses on valuation of financial assets measured at fair value through profit or loss as operating revenue and expenses, respectively, including loss on valuation of financial assets measured at fair value through loss of ~~W~~19,935 million that is recognized as operating expense, for the period ended March 31, 2021 (three-month period ended March 31, 2020: Gain of ~~W~~154 million recognized in operating revenue).

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	220,495	~~W~~	240,016
Reclassification of construction-in-progress to property and equipment		424,143		331,085
Reclassification of other payables from property and equipment		(469,212)		(392,239)
Reclassification of other payables from intangible assets		(307,930)		(336,346)
Reclassification of other payables from defined benefit liabilities		(9,009)		(3,225)
Reclassification of other payables from plan assets		350,249		310,519

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	Three-month period ended March 31, 2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,316,298	~~W~~	330,646	~~W~~	170	~~W~~	76,555	~~W~~	—	~~W~~	975	~~W~~	7,724,644
Lease liabilities		1,143,640		(99,820)		114,513		13		9		5,541		1,163,896
Derivative liabilities		130,573		(158)		—		(36,969)		(1,552)		(15,762)		76,132
Derivative assets		(7,606)		—		—		(33,001)		8,382		14,244		(17,981)

Total	~~W~~	8,582,905	~~W~~	230,668	~~W~~	114,683	~~W~~	6,598	~~W~~	6,839	~~W~~	4,998	~~W~~	8,946,691

(in millions of Korean won)	Three—month period ended March 31, 2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,298,867	~~W~~	(173,807)	~~W~~	312	~~W~~	160,646	~~W~~	—	~~W~~	878	~~W~~	7,286,896
Lease liabilities		1,211,351		(84,608)		131,617		9		10		(20,618)		1,237,761
Derivative liabilities		20,096		(261)		—		(200)		1,926		(18,451)		3,110
Derivative assets		(58,576)		(440)		—		(144,327)		16,329		8,964		(178,050)

Total	~~W~~	8,471,738	~~W~~	(259,116)	~~W~~	131,929	~~W~~	16,128	~~W~~	18,265	~~W~~	(29,227)	~~W~~	8,349,717

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

Details of operating revenues and profit by each segment for the three-month periods ended March 31, 2021 and 2020, are as follows:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of Korean won)
	Three-month period ended March 31, 2021
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT	~~W~~	4,574,453	~~W~~	365,975	~~W~~	807,674
Finance		920,024		32,557		14,019
Satellite TV		166,946		21,669		20,334
Others		1,328,734		31,163		84,455

		6,990,157		451,364		926,482
Elimination		(960,731)		(7,209)		(25,330)

Consolidated amount	~~W~~	6,029,426	~~W~~	444,155	~~W~~	901,152

(In millions of Korean won)
	Three-month period ended March 31, 2020
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT	~~W~~	4,429,067	~~W~~	301,357	~~W~~	813,527
Finance		800,250		33,302		7,898
Satellite TV		167,915		24,211		21,740
Others		1,306,726		28,599		90,100

		6,703,958		387,469		933,265
Elimination		(872,242)		(2,639)		(20,909)

Consolidated amount	~~W~~	5,831,716	~~W~~	384,830	~~W~~	912,356

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

Operating revenues for the three-month periods ended March 31, 2021 and 2020, and non-current assets as at March 31, 2021 and December 31, 2020, by geographical region, are as follows:

(in millions of Korean won)	2021
	Operating revenues		Non-current assets[1]
	Three months		March 31, 2021
Domestic	~~W~~	6,009,572	~~W~~	18,500,999
Overseas		19,854		27,821

Total	~~W~~	6,029,426	~~W~~	18,528,820

(in millions of Korean won)	2020
	Operating revenues		Non-current assets[1]
	Three months		December 31, 2020
Domestic	~~W~~	5,813,523	~~W~~	18,934,766
Overseas		18,193		18,243

Total	~~W~~	5,831,716	~~W~~	18,953,009

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

29.	Related Party Transactions

The list of related parties of the Group as at March 31, 2021, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K-REALTY CR REITs No.1,Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd. Studio&NEW Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Sweet&Sour Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry, Mogyo Limited Company Specializing in the Cultural Industry, Mission Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd.

Others [1]	KHS Corp.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

Outstanding balances of receivables and payables in relation to transactions with related parties as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)		March 31, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	618	~~W~~	14,800	~~W~~	—	~~W~~	—	~~W~~	14,631
	K Bank, Inc.		1,039		45,778		—		570		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,064		—		—		—		—
	Others		409		1,123		45		710		—
Others	KHS Corp.		1		—		50		—		—

Total		~~W~~	6,131	~~W~~	61,701	~~W~~	95	~~W~~	1,280	~~W~~	14,631

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)		December 31, 2020
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	457	~~W~~	16,200	~~W~~	—	~~W~~	—	~~W~~	20,857
	K Bank, Inc.		775		32,964		—		891		—
	Others		72		1,147		—		858		—
Others	KHS Corp.		7		—		—		—		—

Total		~~W~~	1,311	~~W~~	50,311	~~W~~	—	~~W~~	1,749	~~W~~	20,857

Significant transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	479	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc		5,773		—		2,913		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,000		—		—		—
	Others		418		38		3,115		—
Others	KHS Corp.		11		—		1,493		—

Total		~~W~~	10,681	~~W~~	38	~~W~~	7,521	~~W~~	—

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	326	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		4,278		—		1,858		—
	Others		154		37		2,385		—
Others	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[2]		1,827		—		21,403		51,427
	KHS Corp.		27		—		3,763		—

Total		~~W~~	6,612	~~W~~	37	~~W~~	29,409	~~W~~	51,427

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Transactions before reclassification as subsidiary of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)		2021						2020
		Finance income		Finance costs		Dividend income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	82	~~W~~	28,208	~~W~~	—	~~W~~	398	~~W~~	2,261
	K Bank, Inc		11		—		—		—		—		—
	Others		—		—		34		—		—		43
Others	KT ENGCORE Co., Ltd [1]		—		—		—		—		1		—
	KHS Corp.		—		—		—		—		—		—

Total		~~W~~	11	~~W~~	82	~~W~~	28,242	~~W~~	—	~~W~~	399	~~W~~	2,304

[1]	Transactions before reclassification as a subsidiary of the Group.

Key management compensation for the three-month periods ended March 31, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	527	~~W~~	476
Post-employment benefits		105		74
Stock-based compensation		144		183

Total	~~W~~	776	~~W~~	733

Fund transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	4,788	~~W~~	—
KT-IBKC Future Investment fund 1		—		(4,500)
Trustay Co., Ltd.		—		600
KT-Smart Factory Investment Fund		—		1,400
KT Young Entrepreneurs DNA Investment Fund		—		3,600

Total	~~W~~	4,788	~~W~~	1,100

[1]	Amounts include lease transactions.

(in millions of Korean won)	2020
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	7,190	~~W~~	—
Studio&New Co., Ltd		—		8,333
Studio Discovery Co., Ltd.		—		1,500
KT-Smart Factory Investment Fund		—		2,800
KT-CKP New Media Investment Fund		—		(148)
Others
KT ENGCORE Co., Ltd		34		46,800

Total	~~W~~	7,224	~~W~~	59,285

[1]	Amounts include lease transactions.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

At the end of the reporting period, there are no collateral and payment guarantee provided by the related parties.

30.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021			December 31, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,753,077	[1]	~~W~~	2,634,624	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		4,555,515	[1]		4,976,423	[1]
Financial assets at fair value through other comprehensive income		1,665,812	1,665,812		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		481,487	[1]		671,068	[1]
Financial assets at fair value through profit or loss		810,369	810,369		809,919	809,919
Financial assets at fair value through other comprehensive income		298,663	298,663		258,516	258,516
Derivative financial assets for hedging		17,958	17,958		7,684	7,684

Total	~~W~~	10,582,881		~~W~~	10,476,853

Financial liabilities
Trade and other payables		6,660,013	[1]		7,017,639	[1]
Borrowings		7,724,644	[1]		7,316,298	[1]
Other financial liabilities
Financial liabilities at amortized cost		138,967	[1]		132,558	[1]
Financial liabilities at fair value through profit or loss		5,182	5,182		2,682	2,682
Derivative financial liabilities for hedging		70,950	70,950		127,929	127,929

Total	~~W~~	14,599,756		~~W~~	14,597,106

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,665,812	~~W~~	—	~~W~~	1,665,812
Other financial assets
Financial assets at fair value through profit or loss		24,707		371,628		414,034		810,369
Financial assets at fair value through other comprehensive income		5,837		210,350		82,476		298,663
Derivative financial assets for hedging		—		5,124		12,834		17,958

Total	~~W~~	30,544	~~W~~	2,252,914	~~W~~	509,344	~~W~~	2,792,802

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	2,545	~~W~~	2,637	~~W~~	5,182
Derivative financial liabilities for hedging		—		70,950		—		70,950

Total	~~W~~	—	~~W~~	73,495	~~W~~	2,637	~~W~~	76,132

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684				7,684

Total	~~W~~	52,055	~~W~~	1,659,385	~~W~~	483,298	~~W~~	2,194,738

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	45	~~W~~	2,637	~~W~~	2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	~~W~~	—	~~W~~	123,780	~~W~~	6,831	~~W~~	130,611

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(In millions of Korean won)	March 31, 2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Purchases		57,835		32,580		—		—
Reclassifications		(8,925)		—		—		—
Disposals		(68,967)		—		—		—
Amount recognized in profit or loss		1,582		15		17,844		—
Amount recognized in other comprehensive income		—		(908)		(816)		—

Ending balance	~~W~~	414,034	~~W~~	82,476	~~W~~	12,834	~~W~~	2,637

(In millions of Korean won)	March 31, 2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788
Purchases		89,813		4,771		—
Reclassifications		(1,245)		—		—
Disposals		(86,553)		(129)		—
Amount recognized in profit or loss		570		24		25,574
Amount recognized in other comprehensive income		—		(491)		5,231

Ending balance	~~W~~	497,726	~~W~~	46,229	~~W~~	48,593

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,665,812	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		785,662	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		292,826	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		17,958	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,182	2,3	DCF Model, Binomial Option Pricing
Derivative financial liabilities for hedging		70,950	2	DCF Model

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company
Derivative financial assets for hedging		7,684	2	Analysis DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,682	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		127,929	2,3	DCF Model, Hull-White model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of total deferred differences for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	2,257	~~W~~	3,682
New transactions		—		—
Recognized at fair value through profit or loss		(356)		(356)

Ending balance	~~W~~	1,901	~~W~~	3,326

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

31. Changes in Accounting Policies—Determination of Lease Term Considering Economic Penalty

From January 1, 2020, the Group has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by the IFRS Interpretations Committee on December 16, 2019. The changes in accounting policy have been adopted retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for the 2020 annual consolidated financial statements. The Group adjusted the comparative consolidated financial statements as at March 31, 2020 and the period then ended.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the consolidated financial statements are as follows:

Statement of profit or loss

(in millions of Korean won)	Three-month period ended March 31, 2020
	Amounts based on previous policy		Adjustment		Amounts based on changed policy
Operating expenses	~~W~~	5,448,638	~~W~~	(1,752)	~~W~~	5,446,886
Other income		48,857		1,314		50,171
Other expenses		58,993		—		58,993
Finance income		241,648		—		241,648
Finance cost		243,955		2,446		246,401
Income tax expense		140,596		—		140,596
Profit for the year		226,586		620		227,206
Basic earnings per share		849		3		852
Diluted earnings per share		849		3		852

KT Corporation

Separate Interim Financial Statements

March 31, 2021 and 2020

KT Corporation

Index

March 31, 2021 and 2020

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2021, and the related separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2020, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The separate statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 17, 2021

Seoul, Korea

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(in millions of Korean won)	Notes	March 31, 2021		December 31, 2020
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	1,564,366	~~W~~	1,541,210
Trade and other receivables, net	4,5,28		3,353,600		3,127,040
Other financial assets	4,6,28		74,229		268,046
Inventories, net	7		349,790		353,310
Other current assets	8		1,945,323		1,866,128

Total current assets			7,287,308		7,155,734

Non-current assets
Trade and other receivables, net	4,5,28		898,895		1,080,282
Other financial assets	4,6,28		221,897		180,780
Property and equipment, net	9		11,725,898		11,999,717
Right-of-use assets	16		1,199,606		1,152,153
Investment properties, net	9		711,579		735,563
Intangible assets, net	9		1,471,402		1,583,456
Investments in subsidiaries, associates and joint ventures	10		3,535,856		3,505,017
Other non-current assets	8		641,279		635,224

Total non-current assets			20,406,412		20,872,192

Total assets		~~W~~	27,693,720	~~W~~	28,027,926

3

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(in millions of Korean won)	Notes	March 31, 2021		December 31, 2020
		(Unaudited)
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	3,892,711	~~W~~	4,276,962
Borrowings	4,12,28		1,204,471		1,228,777
Current tax liabilities			209,567		76,036
Provisions	13		147,366		152,971
Deferred income			43,163		53,836
Other current liabilities	8		1,066,581		819,385

Total current liabilities			6,563,859		6,607,967

Non-current liabilities
Trade and other payables	4,11,28		621,508		738,275
Borrowings	4,12,28		5,973,098		5,716,991
Other financial liabilities	4,6		69,592		120,349
Net defined benefit liabilities	14		306,245		270,290
Provisions	13		83,606		79,774
Deferred income	19		132,951		141,554
Deferred tax liabilities			251,425		271,454
Other non-current liabilities	8		679,016		877,715

Total non-current liabilities			8,117,441		8,216,402

Total liabilities			14,681,300		14,824,369

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,221,440		11,233,714
Accumulated other comprehensive income			32,353		42,906
Other components of equity	18		(1,246,130)		(1,077,820)

Total equity			13,012,420		13,203,557

Total liabilities and equity		~~W~~	27,693,720	~~W~~	28,027,926

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2021		2020
		(Unaudited)		(Unaudited)
Operating revenue	19	~~W~~	4,574,453	~~W~~	4,429,067
Operating expenses	20		4,208,478		4,127,710

Operating profit			365,975		301,357
Other income	21		115,653		163,886
Other expenses	21		44,469		29,462
Finance income	22		173,644		226,431
Finance costs	22		158,561		227,778

Profit before income tax expense			452,242		434,434
Income tax expense			117,854		113,789

Profit for the period		~~W~~	334,388	~~W~~	320,645

Earnings per share
Basic earnings per share	24	~~W~~	1,408	~~W~~	1,307
Diluted earnings per share	24		1,408		1,307

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2021 and 2020

	Notes	Three-Month Period Ended March 31
(in millions of Korean won)		2021		2020
		(Unaudited)		(Unaudited)
Profit for the period		~~W~~	334,388	~~W~~	320,645

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		323		1,041
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			162		(792)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		40,198		96,972
Other comprehensive income from cash flow hedges reclassified to profit or loss			(50,913)		(110,029)

Other comprehensive income for the period, net of tax			(10,230)		(12,808)

Total comprehensive income for the period		~~W~~	324,158	~~W~~	307,837

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2021 and 2020

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,581	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,295
Changes in accounting policies			—		—				—		—		—
Comprehensive income
Profit for the period			—		—		320,645		—		—		320,645
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(792)		—		(792)
Remeasurements of net defined benefit liabilities	14		—		—		1,041		—		—		1,041
Valuation gain on cash flow hedge	6		—		—		—		(13,057)		—		(13,057)

Total comprehensive income for the period			—		—		321,686		(13,849)		—		307,837

Transactions with owners
Dividends paid			—		—		(269,765)		—		—		(269,765)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Others			—		—		—		—		1,599		1,599

Subtotal			—		—		(271,455)		—		3,289		(268,166)

Balance as at March 31, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,916,812	~~W~~	9,600	~~W~~	(998,203)	~~W~~	12,932,966

Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Comprehensive income
Profit for the period			—		—		334,388		—		—		334,388
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		—		162		—		162
Remeasurements of net defined benefit liabilities	14		—		—		323		—		—		323
Valuation loss on cash flow hedge	6		—		—		—		(10,715)		—		(10,715)

Total comprehensive income for the period			—		—		334,711		(10,553)		—		324,158

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Others			—		—		—		—		1,297		1,297

Subtotal			—		—		(346,985)		—		(168,310)		(515,295)

Balance as at March 31, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,221,440	~~W~~	32,353	~~W~~	(1,246,130)	~~W~~	13,012,420

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	1,121,237	~~W~~	915,273
Interest paid			(56,523)		(68,191)
Interest received			57,408		55,374
Dividends received			28,208		2,262
Income tax paid			(396)		(972)

Net cash inflow from operating activities			1,149,934		903,746

Cash flows from investing activities
Collection of loans			13,753		15,332
Disposal of current financial assets at amortized cost			189,917		—
Disposal of financial assets at fair value through profit or loss			5,270		—
Disposal of investments in subsidiaries, associates and joint ventures			5,921		109
Disposal of property and equipment			8,160		6,902
Disposal of intangible assets			1,680		677
Disposal of right-of-use assets			231		21
Loans granted			(7,699)		(8,508)
Acquisition of financial assets at fair value through profit or loss			(5,967)		(30,873)
Acquisition of financial assets at fair value through other comprehensive income			(22,680)		—
Acquisition of investments in subsidiaries, associates and joint ventures			(36,760)		(17,681)
Acquisition of property and equipment			(831,334)		(839,467)
Acquisition of intangible assets			(320,485)		(357,499)
Acquisition of right-of-use assets			(610)		(1,347)

Net cash outflow from investing activities			(1,000,603)		(1,232,334)

Cash flows from financing activities
Proceeds from borrowings			398,655		—
Repayments of borrowings			(240,247)		(160,247)
Acquisition of treasury stock			(190,105)		—
Decrease in lease liabilities			(94,930)		(85,391)

Net cash outflow from financing activities	26		(126,627)		(245,638)

Effect of exchange rate change on cash and cash equivalents			452		(122)

Net increase (decrease) in cash and cash equivalents			23,156		(574,348)
Cash and cash equivalents
Beginning of the period			1,541,210		1,328,397

End of the period		~~W~~	1,564,366	~~W~~	754,049

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2021, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the three-month period ended March 31, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2021.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

9

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19—Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Second revision)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Company does not expect that these amendments have a significant impact on financial statements.

(2) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for March 31, 2021 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements

10

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1116 Leases – Lease Incentives

•	· Korean IFRS 1041 Agriculture – Measuring Fair Value

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19—Related rent concessions beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

11

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the separate annual financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

12

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,564,366	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,564,366
Trade and other receivables [1]		2,579,437		—		1,665,812		—		4,245,249
Other financial assets		72,561		160,792		45,690		17,083		296,126

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	March 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	4,514,219	~~W~~	—	~~W~~	4,514,219
Borrowings		7,177,569		—		7,177,569
Other financial liabilities		—		69,592		69,592

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,541,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,541,210
Trade and other receivables[1]		3,085,047		—		1,118,619		—		4,203,666
Other financial assets		262,477		155,805		22,860		7,684		448,826

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,015,237	~~W~~	—	~~W~~	5,015,237
Borrowings		6,945,768		—		6,945,768
Other financial liabilities		—		120,349		120,349

13

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,208,707	~~W~~	(257,845)	~~W~~	(7,730)	~~W~~	2,943,132
Other receivables		463,148		(47,124)		(5,556)		410,468

Total	~~W~~	3,671,855	~~W~~	(304,969)	~~W~~	(13,286)	~~W~~	3,353,600

Non-current assets
Trade receivables	~~W~~	680,897	~~W~~	(3,676)	~~W~~	(25,444)	~~W~~	651,777
Other receivables		259,941		(2)		(12,821)		247,118

Total	~~W~~	940,838	~~W~~	(3,678)	~~W~~	(38,265)	~~W~~	898,895

(in millions of Korean won)	December 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,990,693	~~W~~	(259,917)	~~W~~	(8,631)	~~W~~	2,722,145
Other receivables		464,889		(53,824)		(6,170)		404,895

Total	~~W~~	3,455,582	~~W~~	(313,741)	~~W~~	(14,801)	~~W~~	3,127,040

Non-current assets
Trade receivables	~~W~~	874,032	~~W~~	(3,833)	~~W~~	(33,836)	~~W~~	836,363
Other receivables		257,443		(5)		(13,519)		243,919

Total	~~W~~	1,131,475	~~W~~	(3,838)	~~W~~	(47,355)	~~W~~	1,080,282

14

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Details of other receivables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Loans	~~W~~	53,055	~~W~~	58,799
Receivables		285,779		313,073
Accrued income		32,214		1,355
Refundable deposits		326,418		325,545
Others		7,246		3,871
Less: Provision for impairment		(47,126)		(53,829)

Total	~~W~~	657,586	~~W~~	648,814

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2021.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,561	~~W~~	262,477
Financial assets at fair value through profit or loss[1,2]		160,792		155,805
Financial assets at fair value through other comprehensive income		45,690		22,860
Derivatives used for hedging		17,083		7,684
Less: Non-current		(221,897)		(180,780)

Current	~~W~~	74,229	~~W~~	268,046

Other financial liabilities
Derivatives used for hedging	~~W~~	69,592	~~W~~	120,349
Less: Non-current		(69,592)		(120,349)

Current	~~W~~	—	~~W~~	—

[1]

As at March 31, 2021, the Company’s financial instruments amounting to ~~W~~22,501 million (December 31, 2020: ~~W~~22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

15

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial assets at fair value through profit or loss as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	122	~~W~~	110
Equity instruments (Unlisted)		—		—
Debt securities		160,670		155,695
Less: Non-current		(160,792)		(155,805)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2021.

Details of financial assets at fair value through other comprehensive income as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	1,975	~~W~~	1,825
Equity instruments (Unlisted)		43,715		21,035
Less: Non-current		(45,690)		(22,860)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	17,083	~~W~~	69,592	~~W~~	7,684	~~W~~	120,349
Less: Non-current		(15,411)		(69,592)		(2,111)		(120,349)

Current	~~W~~	1,672	~~W~~	—	~~W~~	5,573	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

16

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	87,060	~~W~~	12,347	~~W~~	54,366	~~W~~	150,816	~~W~~	—	~~W~~	131,452

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 6,146 million for the current period (three-month period ended March 31, 2020: valuation gain of ~~W~~ 2,028 million).

7.	Inventories

Inventories as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	459,690	~~W~~	(109,900)	~~W~~	349,790	~~W~~	481,829	~~W~~	(128,519)	~~W~~	353,310

Cost of inventories recognized as expenses for the three-month period ended March 31, 2021, amounts to ~~W~~783,283 million (three-month period ended March 31, 2020: ~~W~~755,652 million) and valuation gain on inventory amounts to ~~W~~18,619 million for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020: valuation loss of ~~W~~5,099 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	50,145	~~W~~	44,405
Prepaid expenses [1]		1,966,922		1,920,574
Contract assets [1]		569,535		536,373
Less: Non-current		(641,279)		(635,224)

Current	~~W~~	1,945,323	~~W~~	1,866,128

Other liabilities
Advances received[1]	~~W~~	194,206	~~W~~	224,079
Withholdings		62,598		20,871
Unearned revenue		21,347		14,610
Lease liabilities		1,101,390		1,066,144

17

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Contract liabilities [1]		366,056		371,396
Less: Non-current		(679,016)		(877,715)

Current	~~W~~	1,066,581	~~W~~	819,385

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	11,999,717	~~W~~	11,447,952
Acquisition and capital expenditure		345,346		440,505
Disposal and termination		(20,201)		(12,723)
Depreciation		(585,285)		(576,410)
Others		(13,679)		(14,766)

Ending, net	~~W~~	11,725,898	~~W~~	11,284,558

Changes in investment properties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	735,563	~~W~~	769,019
Depreciation		(8,947)		(13,519)
Transfer		(15,037)		346

Ending, net	~~W~~	711,579	~~W~~	755,846

As at March 31, 2021, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 108,192 million for one year or less, ~~W~~ 61,463 million more than one year and less than five years, ~~W~~ 55,726 million over five years, and ~~W~~ 225,381 million in total.

Details of investment properties provided as collateral as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	129,605	~~W~~	38,708	Deposits received	~~W~~	34,369

18

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	135,070	~~W~~	39,250	Deposits received	~~W~~	35,258

Changes in intangible assets for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,583,456	~~W~~	2,239,882
Acquisition and capital expenditure		14,299		18,301
Disposal and termination		(939)		(801)
Amortization		(125,252)		(135,052)
Others		(162)		—

Ending, net	~~W~~	1,471,402	~~W~~	2,122,330

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~65,057 million as at March 31, 2021 (December 31, 2020: ~~W~~65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~72,361 million as at March 31, 2021 (December 31, 2020: ~~W~~72,361 million).

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at March 31, 2021 and December 31, 2020, is as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Subsidiaries	~~W~~	3,299,612	~~W~~	3,269,173
Associates and joint ventures		236,244		235,844

Total	~~W~~	3,535,856	~~W~~	3,505,017

Investments in subsidiaries as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2021		December 31, 2020
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764

19

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2021		December 31, 2020
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	—		—		5,489
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.2%		37,417		37,417
KT Dutch B.V.	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia Co., Ltd.[2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		10,245		10,245
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		12,540
Storywiz	Korea	100.0%		14,000		14,000
KT Engineering (KT ENGCORE Co., Ltd.)	Korea	59.8%		28,000		28,000
KT Studio Genie	Korea	100.0%		25,000		—
Others	—	—		72,822		66,794

			~~W~~	3,299,612	~~W~~	3,269,173

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

20

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Investments in associates and joint ventures as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2021		December 31, 2020
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund [1]	Korea	43.3%		8,190		12,090
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Others				62,418		58,118

			~~W~~	236,244	~~W~~	235,844

[1]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	3,505,017	~~W~~	3,501,391
Acquisition		41,786		17,681
Disposal		(10,947)		(127)

Ending	~~W~~	3,535,856	~~W~~	3,518,945

11.	Trade and Other Payables

Details of trade and other payables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	731,945	~~W~~	672,179
Other payables		3,160,766		3,604,783

Total	~~W~~	3,892,711	~~W~~	4,276,962

Non-current liabilities
Other payables	~~W~~	621,508	~~W~~	738,275

Total	~~W~~	621,508	~~W~~	738,275

Details of other payables as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Non-trade payables	~~W~~	2,400,309	~~W~~	3,086,595
Accrued expenses		784,887		642,388
Operating deposits		454,770		460,379

21

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Others		142,308		153,696
Less: Non-current		(621,508)		(738,275)

Current	~~W~~	3,160,766	~~W~~	3,604,783

12.	Borrowings

Details of borrowings as at March 31, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	113,350	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		453,400	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		453,400	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		113,350	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000		164,373	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		304,090	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,109	JPY 400,000		4,217
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		396,725	USD 350,000		380,800
FR notes [2]	Jun.19.2023	SOR(6M)+0.500%	SGD 284,000		238,835	SGD 284,000		235,510
MTNP notes	Sep.1,2025	1.000%	USD 400,000		453,400	USD 400,000		435,200
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—		—	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—		—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000

22

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			March 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—

	Subtotal				7,095,032			6,862,470
Less: Current portion					(1,203,978)			(1,228,284)
Discount on bonds					(20,177)			(19,663)

	Total			~~W~~	5,870,877		~~W~~	5,614,523

[1]

As at March 31, 2021, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Libor (3M) and the SOR (6M) approximately 0.194% and 0.34% as at March 31, 2021, respectively.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	March 31, 2021		December 31, 2020
Export-Import Bank of Korea Inter-Korean Cooperation Fund [1]		July 10, 2026	1.500%	~~W~~	2,714	~~W~~	2,961
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		100,000

	Subtotal				102,714		102,961
	Less: Current portion				(493)		(493)

	Total			~~W~~	102,221	~~W~~	102,468

1 Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

23

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at March 31, 2021, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Apr.1, 2021 ~ Mar. 31, 2022	~~W~~	1,040,000	~~W~~	164,373	~~W~~	1,204,373	~~W~~	493	~~W~~	1,204,866
Apr.1, 2022 ~ Mar. 31, 2023		490,000		757,490		1,247,490		493		1,247,983
Apr.1, 2023 ~ Mar. 31, 2024		550,000		352,185		902,185		100,493		1,002,678
Apr.1, 2024 ~ Mar. 31, 2025		620,000		400,834		1,020,834		493		1,021,327
After Apr.1, 2025		1,700,000		1,020,150		2,720,150		742		2,720,892

	~~W~~	4,400,000	~~W~~	2,695,032	~~W~~	7,095,032	~~W~~	102,714	~~W~~	7,197,746

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		—		3,056		1,343		4,399
Usage		—		(276)		(378)		(654)
Reversal		—		(203)		(5,315)		(5,518)

Ending balance	~~W~~	74,179	~~W~~	99,616	~~W~~	57,177	~~W~~	230,972

Current	~~W~~	74,179	~~W~~	19,119	~~W~~	54,068	~~W~~	147,366
Non-current		—		80,497		3,109		83,606

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		—		(1,080)		2,437		1,357
Usage		—		(330)		(692)		(1,022)
Reversal		—		(278)		—		(278)

Ending balance	~~W~~	64,042	~~W~~	102,207	~~W~~	71,527	~~W~~	237,776

Current	~~W~~	64,042	~~W~~	19,230	~~W~~	68,836	~~W~~	152,108
Non-current		—		82,977		2,691		85,668

24

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,847,013	~~W~~	1,809,843
Fair value of plan assets		(1,540,768)		(1,539,553)

Liabilities, net	~~W~~	306,245	~~W~~	270,290

Changes in the defined benefit obligations for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,809,843	~~W~~	1,774,582
Current service cost		34,582		35,733
Interest expense		8,335		8,412
Benefit paid		(5,747)		(63,021)

Ending	~~W~~	1,847,013	~~W~~	1,755,706

Changes in the fair value of plan assets for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,539,553	~~W~~	1,499,984
Interest income		7,090		7,110
Remeasurements on plan assets		436		1,411
Benefits paid		(6,311)		(53,993)

Ending	~~W~~	1,540,768	~~W~~	1,454,512

Amounts recognized in the separate statement of profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	34,582	~~W~~	35,733
Net interest cost		1,245		1,302
Account transfers		(3,400)		(4,233)

Total expenses	~~W~~	32,427	~~W~~	32,802

25

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

15.	Commitments and Contingencies

As at March 31, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,430,000	—

Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714

Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732

Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	317,000	2,359

Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—

Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
	Woori Bank and others	USD	69,054	38,095

		KRW	1,937,940	13,693
Total		USD	69,054	38,095

As at March 31, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line		KRW	4,100
	Hana Bank	USD	8,700

Refund guarantee for advances received	Korea Development Bank	USD	8,536

Bid guarantee		KRW	76,240
Performance guarantee / warranty guarantee		KRW	373,274
Guarantee for advances received / others	Korea Software Financial Cooperative	KRW	362,439

Guarantee for payment in foreign currency	Kookmin Bank	USD	16,949
	Shinhan Bank	USD	5,354
	Woori Bank	USD	15,000

Guarantee for payment in local currency	Shinhan Bank	KRW	75,750

Performance guarantee	Korea Development Bank	USD	7,369

Performance guarantee		KRW	8,392
Guarantees for licensing		KRW	3,205
Guarantee for deposits	Seoul Guarantee Insurance	KRW	1,624

Total		KRW	905,024
		USD	61,908

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2021, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 756 million.

26

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

For the three-month period ended March 31, 2021, the Company made agreements with Securitization Specialty Companies (2021: First 5G Fifty fifth Securitization Specialty Co., Ltd., 2020: First 5G Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at March 31, 2021, the Company is a defendant in 164 lawsuits with the total claimed amount of ~~W~~ 90,951 million. As at March 31, 2021, litigation provisions of ~~W~~ 74,179 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at March 31, 2021, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2021, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 640,120 million (December 31, 2020: ~~W~~ 595,145 million).

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,079,134	~~W~~	1,069,993
Machinery and track facilities		81,330		38,073
Others		39,142		44,087

	~~W~~	1,199,606	~~W~~	1,152,153

Investment properties(buildings)	~~W~~	3,036	~~W~~	19,730

27

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	March 31, 2021		December 31, 2020
Lease liabilities [1]
Current	~~W~~	516,705	~~W~~	291,470
Non-current		584,685		774,674

	~~W~~	1,101,390	~~W~~	1,066,144

[1]	Included in the line items ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Right-of-use assets related to leases were increased by ~~W~~ 143,595 million and ~~W~~ 118,498 million, for the periods ended March 31, 2021 and 2020.

The separate statement of profit or loss for the three-month periods ended 31 March 2021 and 2020 shows the following amounts relating to leases:

(in millions of Korean won)	2021		2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	80,106	~~W~~	75,145
Machinery and track facilities		11,535		16,555
Others		5,891		5,260

	~~W~~	97,532	~~W~~	96,960

Depreciation of investment properties	~~W~~	899	~~W~~	5,604
Interest expense relating to lease liabilities		7,813		10,594
Expense relating to short-term leases		694		683
Expense relating to leases of low-value assets that are not short-term leases		3,149		2,174

The total cash outflow for leases for the three-month periods ended March 31, 2021 and 2020 was \ 98,773 million and \ 90,694 million, respectively.

17.	Retained Earnings

Details of retained earnings as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,787,829		5,800,103

Total	~~W~~	11,221,440	~~W~~	11,233,714

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

28

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

18.	Other Components of Equity

The Company’s other components of equity as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Treasury stock	~~W~~	(1,072,328)	~~W~~	(882,224)
Loss on disposal of treasury stock		—		(20,498)
Share-based payments		9,087		5,901
Others		(182,889)		(180,999)

Total	~~W~~	(1,246,130)	~~W~~	(1,077,820)

As at March 31, 2021 and December 31, 2020, the details of treasury stock are as follows:

	March 31, 2021		December 31, 2020
Number of shares (in shares)		26,870,564		19,269,678
Amount (in millions of Korean won)	~~W~~	1,072,328	~~W~~	882,224

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2021 and 2020:

(in millions of Korean won)	2021		2020
Revenue from contracts with customers	~~W~~	4,532,144	~~W~~	4,382,751
Revenue from other sources		42,309		46,316

Total	~~W~~	4,574,453	~~W~~	4,429,067

Operating revenues for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Services provided	~~W~~	3,824,011	~~W~~	3,749,884
Sale of goods		750,442		679,183

Total	~~W~~	4,574,453	~~W~~	4,429,067

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

29

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Contract assets [1]	~~W~~	650,753	~~W~~	622,608
Contract liabilities [1]		396,317		400,971
Deferred revenue [2]		76,215		76,198

[1]

The Company recognized contract assets of ~~W~~81,218 million and contract liabilities of ~~W~~ 30,261 million for long-term construction contracts as at March 31, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,674,419	~~W~~	1,722,451
Costs of contract performance		139,772		139,252

The Company recognized ~~W~~ 501,119 million of operating expenses in the current reporting period (2020: ~~W~~ 435,545 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month periods ended March 31, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2021		2020
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	83,489	~~W~~	74,495
Deferred revenue of joining/installment fees		11,197		10,547

Total	~~W~~	94,686	~~W~~	85,042

20.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Salaries and wages	~~W~~	568,986	~~W~~	555,095
Depreciation		585,280		582,055
Depreciation of right-of-use assets		97,532		96,960
Amortization of intangible assets		124,862		134,512
Commissions		384,664		362,235

30

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Interconnection charges		124,339		131,354
International interconnection fees		51,311		44,906
Purchase of inventories		761,145		722,992
Changes of inventories		3,519		37,758
Sales commissions		631,010		575,783
Service costs		174,745		164,965
Purchase of contents		143,731		153,578
Utilities		81,101		77,522
Taxes and dues		56,544		52,995
Rent		25,324		25,882
Insurance premiums		13,294		15,210
Installation fees		112,642		101,152
Advertising expenses		24,338		24,334
Research and development expenses		39,501		41,763
Others		204,610		226,658

Total	~~W~~	4,208,478	~~W~~	4,127,709

Details of employee benefits for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Short-term employee benefits	~~W~~	520,757	~~W~~	504,608
Post-employment benefits (defined benefits)		32,427		32,802
Post-employment benefits (defined contributions)		11,155		10,792
Share-based payments		1,297		1,599
Others		3,350		5,294

Total	~~W~~	568,986	~~W~~	555,095

21.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Gain on disposal of property and equipment	~~W~~	7,215	~~W~~	6,662
Gain on disposal of right-of-use assets		388		1,669
Gain on disposal of intangible assets		808		62
Compensation on property and equipment		33,398		28,948
Dividends received		58,568		116,985
Gain on government subsidies		1,727		4,177
Others		13,549		5,383

Total	~~W~~	115,653	~~W~~	163,886

31

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Other expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Loss on disposal of property and equipment	~~W~~	19,256	~~W~~	12,483
Loss on disposal of right-of-use assets		8,349		1,038
Loss on disposal of intangible assets		67		186
Donations		2,857		—
Others		13,940		15,755

Total	~~W~~	44,469	~~W~~	29,462

22.	Finance Income and Costs

Details of finance income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest income	~~W~~	63,454	~~W~~	62,986
Gain on foreign currency transactions		2,195		4,986
Gain on foreign currency translation		16,644		7,643
Gain on valuation of derivatives		87,060		150,816
Others		4,291		—

Total	~~W~~	173,644	~~W~~	226,431

Details of finance costs for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest expenses	~~W~~	58,300	~~W~~	64,604
Loss on foreign currency transactions		1,148		3,810
Loss on foreign currency translation		85,324		157,009
Loss on valuation of derivatives		12,347		—
Loss on disposal of trade receivables		1,442		2,217
Others		—		138

Total	~~W~~	158,561	~~W~~	227,778

32

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2021 is 26.06%.

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the three-month periods ended March 31, 2021 and 2020, are calculated as follows:

	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	334,388	~~W~~	320,645
Weighted average number of ordinary shares outstanding (in number of shares)		237,538,397		245,241,550
Basic earnings per share (in Korean won)	~~W~~	1,408	~~W~~	1,307

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2021 and 2020, are calculated as follows:

	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	334,388	~~W~~	320,645
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	334,388	~~W~~	320,645
Number of dilutive potential ordinary shares outstanding (in number of shares)		—		—
Weighted average number of ordinary shares outstanding (in number of shares)		237,538,397		245,241,550
Diluted earnings per share (in Korean won)	~~W~~	1,408	~~W~~	1,307

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

33

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	334,388	~~W~~	320,645
2. Adjustments for:
Income tax expense		117,854		113,789
Interest income		(63,454)		(62,986)
Interest expense		58,300		64,604
Dividend income		(58,568)		(116,985)
Depreciation		594,232		589,929
Amortization of intangible assets		125,252		135,052
Depreciation of right-of-use assets		97,532		96,960
Provisions for severance benefits (defined benefits)		35,827		37,035
Allowance for bad debts		18,453		19,727
Loss on disposal of investments in subsidiaries, associates and joint ventures		—		17
Loss on disposal of property and equipment		12,041		5,821
Loss (gain) on disposal of intangible assets		(741)		124
Loss (gain) on disposal of right-of-use assets		7,961		(631)
Loss on foreign currency translation		68,680		149,366
Gain on valuation of derivatives, net		(74,713)		(150,816)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(12)		138
Loss (gain) on disposal of financial assets at fair value through profit or loss		(4,278)		—
Others		(24,921)		(2,555)
3. Changes in operating assets and liabilities
Increase in trade receivables		(39,629)		(27,718)
Decrease (Increase) in other receivables		11,657		(18,318)
Increase in other current assets		(79,195)		(32,226)
Increase in other non-current assets		(6,054)		(3,778)
Decrease in inventories		21,733		32,660
Increase (decrease) in trade payables		57,596		(67,295)
Decrease in other payables		(75,805)		(184,720)
Increase in other current liabilities		21,682		26,643
Increase (decrease) in other non-current liabilities		(8,710)		3,738
Increase in provisions		697		1,793
Decrease in deferred revenue		(19,276)		(5,369)
Post-employment benefits paid (defined benefits)		(73,977)		(63,584)
Decrease in plan assets		66,685		54,213

34

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2021		2020
4. Cash generated from operations (1+2+3)	~~W~~	1,121,237	~~W~~	915,273

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	219,995	~~W~~	240,010
Reclassification of construction-in-progress to property and equipment		377,196		397,348
Reclassification of other payables from property and equipment		(500,271)		(415,486)
Reclassification of other payables from intangible assets		(306,583)		(339,208)
Reclassification of other payables from net defined benefit liabilities		(7,856)		(343)
Increase in dividends payable		326,487		269,766

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,945,768	~~W~~	158,408	~~W~~	—	~~W~~	72,100	~~W~~	—	~~W~~	1,293	~~W~~	7,177,569
Financial lease liabilities		1,066,144		(94,930)		99,613		—		—		30,563		1,101,390
Derivative liabilities		120,349		—		—		(35,921)		925		(15,761)		69,592
Derivative assets		(7,684)		—		—		(33,001)		7,484		16,118		(17,083)

Total	~~W~~	8,124,577	~~W~~	63,478	~~W~~	99,613	~~W~~	3,178	~~W~~	8,409	~~W~~	32,213	~~W~~	8,331,468

(in millions of Korean won)	2020
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,028,040	~~W~~	(160,247)	~~W~~	—	~~W~~	153,617	~~W~~	—	~~W~~	1,637	~~W~~	7,023,047
Financial lease liabilities		1,120,825		(85,391)		115,975		—		—		(11,239)		1,140,170
Derivative liabilities		18,632		—		—		(269)		129		(18,490)		2
Derivative assets		(55,423)		—		—		(148,875)		15,535		18,846		(169,917)

Total	~~W~~	8,112,074	~~W~~	(245,638)	~~W~~	115,975	~~W~~	4,473	~~W~~	15,664	~~W~~	(9,246)	~~W~~	7,993,302

35

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

27.	Related Party Transactions

The list of related parties of the Company as at March 31, 2021, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd.,

KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd.,

KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Co., Ltd., KT M Hows Co., Ltd.,

KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc.,

KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.),

KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd.,

KT Strategic Investment Fund No.2, KT Music Contents Fund 1,

Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc.,

BC Card Science and Technology (Shanghai) Co., Ltd., Skylife TV Co., Ltd.,

Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd.,

KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific,

Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd.,

KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N search Marketing Co., Ltd.),

Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1,

KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd.,

Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5

GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company,

K-REALTY RENTAL HOUSING REIT 3, Storywiz., Ltd., KT Engineering Co., Ltd.(KT ENGCORE Co., Ltd.), KT Studio Genie Co., Ltd.

Associates

KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund L.P.,

QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc.,

Daiwon Broadcasting Co., Ltd., KT-DSC Creative Economy Youth Start-up Investment Fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines

KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd.,

KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd. Studio&NEW Co., Ltd., IGIS Professional

Investors Private Investment Real Estate Investment LLC No 395, , Mogyo Limited Company Specializing in the Cultural Industry, Mission Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry, Sweet&Sour Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd.

Others [1]	KHS Corporation

36

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

[1]

Although the entity is not a related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group in which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. for the three-month period ended March 31, 2021 is ~~W~~ 132,645 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)
	March 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Powertel Co., Ltd	~~W~~	763	~~W~~	—	~~W~~	932	~~W~~	1	~~W~~	—	~~W~~	4,934	~~W~~	—
KT Linkus Co., Ltd.		8		—		—		—		—		10,924		1
KT Telecop Co., Ltd.		640		—		95		23		20		14,985		10
KTCS Corporation		771		—		6,455		743		—		54,197		13
KTIS Corporation		315		—		5,019		3,139		63		38,606		—
KT Service Bukbu Co., Ltd.		13		—		—		139		—		16,334		—
KT Service Nambu Co., Ltd.		8		—		—		—		—		17,977		—
KT Skylife Co., Ltd.		2,476		—		13,835		42		—		6,694		—
KTDS Co., Ltd.		991		—		5,886		—		—		78,819		—
KT Estate Inc.		—		—		45,548		—		—		5,187		57,515
Skylife TV Co., Ltd [2]		191		3,687		22		89		—		1,689		—
BC Card Co., Ltd.[1]		3,377		—		21,090		—		—		817		—
KT Sat Co., Ltd.		1,717		—		—		—		—		1,408		—
KT Hitel Co., Ltd.		2,709		—		524		—		8,741		9,182		—
KT Commerce Inc.		106		—		—		—		1,043		19,628		—
KT M Hows Co., Ltd.		127		—		—		—		—		4,522		—
KT M&S Co., Ltd.		134		4,438		228		4		—		92,677		—
GENIE Music Corporation (KT Music Corporation)		99		—		48		—		—		33,618		—

37

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)
	March 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT M Mobile Co., Ltd.		18,723		—		97		—		—		399		—
Nasmedia, Co., Ltd.		5,089		—		2,994		—		—		457		—
KT MOS Bukbu Co., Ltd.		—		—		256		—		—		7,171		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		6,321		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		10		—		2,403		23		127		29,965		7
Others		3,236		511		11,606		—		423		11,346		35
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		14,800		—		—		—		14,631
K Bank Inc.		422		—		46		—		—		—		—
Others		396		—		2		—		45		1		—
Others
KHS Corporation		—		—		—		—		—		50		—

Total	~~W~~	42,321	~~W~~	8,636	~~W~~	131,886	~~W~~	4,203	~~W~~	10,462	~~W~~	467,908	~~W~~	72,212

(in millions of Korean won)
	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Powertel Co., Ltd	~~W~~	796	~~W~~	—	~~W~~	931	~~W~~	—	~~W~~	—	~~W~~	5,365	~~W~~	—
KT Linkus Co., Ltd.		605		—		—		—		—		10,339		—
KT Telecop Co., Ltd.		1,228		—		401		—		1,942		25,707		—
KTCS Corporation		172		—		7,044		—		—		50,363		14
KTIS Corporation		688		—		3,474		—		—		40,189		—
KT Service Bukbu Co., Ltd.		15		—		—		22		—		21,678		—
KT Service Nambu Co., Ltd.		3		—		—		—		—		23,742		—
KT Skylife Co., Ltd.		1,899		—		5,507		—		—		9,762		—
KTDS Co., Ltd.		10,210		—		3,072		—		—		96,644		—
KT Estate Inc.		8,687		—		46,338		—		—		21,276		35,880

38

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)
	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Skylife TV Co., Ltd [2]		—		3,687		—		—		—		1,849		—
BC Card Co., Ltd.[1]		494		—		4,858		—		—		612		6
KT Sat Co., Ltd.		1,750		—		—		—		—		1,206		—
KT Hitel Co., Ltd.		2,071		—		461		—		13,335		11,393		—
KT Commerce Inc.		107		—		—		—		9,243		46,708		—
KT M Hows Co., Ltd.		157		—		—		—		—		2,799		—
KT M&S Co., Ltd.		153		3,650		567		6		—		114,262		—
GENIE Music Corporation (KT Music Corporation)		81		—		285		—		—		26,680		—
KT M Mobile Co., Ltd.		14,170		—		96		—		—		498		—
Nasmedia, Co., Ltd.		5,355		—		—		—		—		1,263		—
KT MOS Bukbu Co., Ltd.		8		—		713		—		—		9,293		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		9,174		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		5		—		3,298		32		1,327		99,173		7
Others		3,271		700		2,048		—		462		3,686		40
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		16,200		—		—		—		20,857
K Bank Inc.		274		—		—		—		—		2		—
Others		45		—		16		—		—		5		—
Others
KHS Corporation		6		—		—		—		—		—		—

Total	~~W~~	52,250	~~W~~	8,037	~~W~~	95,309	~~W~~	60	~~W~~	26,309	~~W~~	633,668	~~W~~	56,804

[1]	As at March 31, 2021, ~~W~~ 751 million of the unsettled amount (December 31, 2020: ~~W~~ 580 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	As at March 31, 2021, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~ 3,000 million is classified as financial assets at fair value through profit or loss.

39

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Significant transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd	~~W~~	1,933	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		1,485		—		13,594		—		—		—		—		—
KT Telecop Co., Ltd.		2,891		—		34,791		—		—		—		—		—
KTCS Corporation		24,777		54		79,400		—		—		3		—		254
KTIS Corporation		15,155		—		71,661		—		—		16		—		816
KT Service Bukbu Co., Ltd.		4,401		2		48,201		—		—		1		—		—
KT Service Nambu Co., Ltd.		3,058		5		58,022		—		—		—		—		—
KT Skylife Co., Ltd.		10,475		7		7,462		—		—		1		—		8,368
KTDS Co., Ltd.		3,580		—		85,908		59		—		—		—		3,000
KT Estate Inc.		3,006		—		9,702		—		38		—		245		—
Skylife TV Co., Ltd.		829		—		1,930		—		—		23		—		—
BC Card Co., Ltd.		4,359		3		7,653		—		—		1		—		14,686
KT Sat Co., Ltd.		5,174		—		2,664		—		—		—		—		—
KT Hitel Co., Ltd.		7,197		—		17,414		—		—		—		—		—
KT Commerce Inc.		226		—		16,120		9,793		—		—		—		—
KT M Hows Co., Ltd.		347		—		137		—		—		—		—		—
KT M&S Co., Ltd.		116,447		5		43,698		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		443		—		15,406		—		—		—		—		—
KT M Mobile Co., Ltd.		27,724		—		2,508		—		—		—		—		—
Nasmedia, Co., Ltd.		148		—		1,529		—		—		—		—		2,994
KT MOS Nambu Co., Ltd.		459		—		15,441		108		—		—		—		—
KT MOS Bukbu Co., Ltd.		623		—		16,433		—		—		—		—		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		141		—		17,713		16,904		—		—		—		—
Others		5,054		—		11,403		—		—		1		—		242
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		82		28,208
K Bank Inc.		975		—		—		—		—		—		—		—
Others		370		38		1,378		—		—		—		—		—
Others
KHS Corporation		6		—		1,493		—		—		—		—		—

Total	~~W~~	241,283	~~W~~	114	~~W~~	581,931	~~W~~	26,864	~~W~~	38	~~W~~	46	~~W~~	327	~~W~~	58,568

[1]	Amounts include acquisition of property, equipment and others.

40

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd	~~W~~	1,958	~~W~~	—	~~W~~	254	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		2,068		—		15,316		511		—		—		—		—
KT Telecop Co., Ltd.		2,346		—		3,594		—		—		—		—		—
KTCS Corporation		19,819		—		76,162		636		—		—		—		254
KTIS Corporation		12,465		—		70,918		—		—		—		—		918
KT Service Bukbu Co., Ltd.		3,461		2		48,292		—		—		—		—		—
KT Service Nambu Co., Ltd.		3,277		2		56,498		—		—		—		—		—
KT Skylife Co., Ltd.		7,464		13		8,964		—		—		—		—		8,368
KTDS Co., Ltd.		3,761		1		69,289		—		—		—		—		5,208
KT Estate Inc.		2,876		—		36,024		—		1		—		564		42,680
Skylife TV Co., Ltd.		871		—		1,681		—		—		22		—		—
BC Card Co., Ltd.		1,980		24		7,367		—		—		1		—		52,013
KT Sat Co., Ltd.		2,135		—		3,946		—		—		—		—		—
KT Hitel Co., Ltd.		6,169		—		16,513		—		—		—		—		—
KT Commerce Inc.		222		—		15,978		10,925		—		—		—		—
KT M Hows Co., Ltd.		290		—		141		—		—		—		—		1,520
KT M&S Co., Ltd.		109,725		14		55,978		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		2,219		—		13,951		—		—		—		—		—
KT M Mobile Co., Ltd.		19,457		—		2,441		—		—		—		—		—
Nasmedia, Co., Ltd.		107		—		1,507		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		440		5		14,477		147		—		—		—		—
KT MOS Bukbu Co., Ltd.		589		—		14,645		—		—		—		—		—
Others		3,763		6		11,232		—		—		4		1		1,293
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		398		2,261
K Bank Inc.		527		—		1		—		—		—		—		—
Others		113		37		742		—		—		—		—		—
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		111		—		20,774		51,427		—		—		1		—
KHS Corporation		2		—		3,735		—		—		—		—		—

Total	~~W~~	208,215	~~W~~	104	~~W~~	570,420	~~W~~	63,646	~~W~~	1	~~W~~	27	~~W~~	964	~~W~~	116,985

[1]	Amounts include acquisition of property, equipment and others.

41

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

Key management compensation for the three-month periods ended March 31, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	527	~~W~~	476
Post-employment benefits		105		74
Stock-based compensation		144		183

Total	~~W~~	776	~~W~~	733

Fund transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		5		—
KT Estate Inc		—		—		38		6,849		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		—		—		—		2		—
KT Studio Genie Co., Ltd.		—		—		—		—		25,000
KT M&S Co., Ltd.		4,800		4,013		—		—		—
Others		—		—		—		6		4,468
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		4,788		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
KT-IBKC Future Investment Fund 1		—		—		—		—		(3,900)

Total	~~W~~	4,800	~~W~~	4,013	~~W~~	38	~~W~~	11,650	~~W~~	36,328

42

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8	~~W~~	—
KT Estate Inc.		—		—		1		6,978		—
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		—		923		—		—		—
Storywiz., Ltd.		—		—		—		—		14,000
Others		—		—				81		—
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REITs No.1		—		—		—		7,190		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.).		—		—		—		34		28,000

Total	~~W~~	—	~~W~~	923	~~W~~	1	~~W~~	14,291	~~W~~	45,533

[1]	Borrowing transactions include lease transactions.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,720 million (December 31, 2020: ~~W~~ 4,731 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantees provided by the related parties.

43

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

28. Fair Value

During the period ended March 31, 2021, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021				December 31, 2020
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,564,366		[1]	~~W~~	1,541,210		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		2,579,437		[1]		3,085,047		[1]
Financial assets at fair value through other comprehensive income		1,665,812	~~W~~	1,665,812		1,118,619	~~W~~	1,118,619
Other financial assets
Financial assets measured at amortized cost		72,561		[1]		262,477		[1]
Financial assets at fair value through profit or loss		160,792		160,792		155,805		155,805
Financial assets at fair value through other comprehensive income		45,690		45,690		22,860		22,860
Derivative financial assets for hedging		17,083		17,083		7,684		7,684

Total	~~W~~	6,105,741			~~W~~	6,193,702

Financial liabilities
Trade and other payables[2]	~~W~~	4,514,219		[1]	~~W~~	5,015,237		[1]
Borrowings		7,177,569		[1]		6,945,768		[1]
Other financial liabilities
Derivative financial liabilities for hedging		69,592		69,592		120,349		120,349

Total	~~W~~	11,761,380			~~W~~	12,081,354

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

44

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,665,812	~~W~~	—	~~W~~	1,665,812
Other financial assets
Financial assets at fair value through profit or loss		122		—		160,670		160,792
Financial assets at fair value through other comprehensive income		1,975		—		43,715		45,690
Derivative financial assets for hedging		—		4,250		12,834		17,084

Total	~~W~~	2,097	~~W~~	1,670,062	~~W~~	217,219	~~W~~	1,889,378

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	69,592		—	~~W~~	69,592

Total	~~W~~	—	~~W~~	69,592	~~W~~	—	~~W~~	69,592

45

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		110		—		155,695		155,805
Financial assets at fair value through other comprehensive income		1,825		—		21,035		22,860
Derivative financial assets for hedging		—		7,684		—		7,684

Total	~~W~~	1,935	~~W~~	1,126,303	~~W~~	176,130	~~W~~	1,304,968

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

Total	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	2021
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		17,844
Amount recognized in other comprehensive income		—		—		(816)
Acquisition amount		5,967		22,680		—
Disposal		(992)		—		—

Ending balance	~~W~~	160,670	~~W~~	43,715	~~W~~	12,834

46

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		25,564
Amount recognized in other comprehensive income		—		—		4,537
Acquisition amount		30,873		—		—

Ending balance	~~W~~	161,985	~~W~~	18,964	~~W~~	47,743

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,665,812	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		160,670	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		43,715	3	DCF Model
		4,249	2	DCF Model
Derivative financial assets for hedging		12,834	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	69,592	2	DCF Model

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		155,695	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		21,035	3	DCF Model
Derivative financial assets for hedging		7,684	2	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging		116,155	2	DCF Model
	4,194		3	Hull-White Model, DCF Model

47

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the three-month periods ended March 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	2,257	~~W~~	3,682
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(356)		(356)

IV. Ending balance (I+II+III)	~~W~~	1,901	~~W~~	3,326

48

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

29.	Changes in Accounting Policies—Determination of Lease Term Considering Economic Penalty

From January 1, 2020, the Company has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by IFRS Interpretations Committee on December 16, 2019. The changes in accounting policy have been adopted retrospectively in accordance with IAS 8 Accounting Polices, Changes in Accounting Estimates and Errors for the 2020 annual separate financial statements. The Company adjusted the comparative separate financial statements as at March 31, 2020 and the period then ended.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the financial statements are as follows:

Statement of Profit or Loss

(in millions of Korean won)	Three-month period ended March 31, 2020
	Amounts based on previous policy		Adjustment		Amounts based on changed policy
Operating expenses	~~W~~	4,129,462	~~W~~	(1,752)	~~W~~	4,127,710
Other income		162,572		1,314		163,886
Other expenses		29,462		—		29,462
Finance income		226,431		—		226,431
Finance cost		225,332		2,446		227,778
Income tax expense		113,789		—		113,789
Profit for the period		320,025		620		320,645
Basic earnings per share		1,305		2		1,307
Diluted earnings per share		1,305		2		1,307

49